Exhibit 99.1

Scheme implementation deed

Baytex Energy Corp.

Aurora Oil & Gas Limited

www.gtlaw.com.au

Contents		Page

1	Defined terms and interpretation	1

2	Agreement to proceed with Transaction	1

3	Conditions precedent	1

4	Transaction steps	5

5	Implementation	7

6	Agreed announcements	15

7	Board support of Transaction	15

8	Exclusivity	16

9	Break Fee	18

10	Representations and Warranties	20

11	Releases	28

12	Termination	30

13	Confidentiality	31

14	Duty, costs and expenses	32

15	GST	32

16	General	33

Schedule 1 Dictionary		37

Schedule 2 Capital structure		48

Schedule 3 Options and Performance Rights		49

Execution page		50

Attachment A – Timetable

Attachment B – Scheme

Attachment C – Deed Poll

Attachment D – Option consideration

Date:                              6 February 2014

Parties

1                              Baytex Energy Corp. of Centennial Place, East Tower, 2800, 520 — 3rd Avenue S.W., Calgary, Alberta (Bidder)

2                              Aurora Oil & Gas Limited ABN 90 008 787 988 of Level 1 338 Barker Road, Subiaco, Western Australia 6008 (Aurora)

Background

A                            The parties have agreed that Bidder will acquire Aurora by means of a scheme of arrangement under Part 5.1 of the Corporations Act between Aurora and Scheme Shareholders.

B                            At the request of Bidder, Aurora intends to propose the Scheme and issue the Scheme Booklet.

C                            The parties have agreed to implement the Scheme on and subject to the terms of this deed.

The parties agree

1                               Defined terms and interpretation

1.1                     Defined terms

A term or expression starting with a capital letter which is defined in the dictionary in Schedule 1 has the meaning given to it in the dictionary.

1.2                     Interpretation

The interpretation clause in Schedule 1 sets out rules of interpretation for this deed.

2                               Agreement to proceed with Transaction

(a)                      Aurora agrees to propose the Scheme on and subject to the terms of this deed.

(b)                      Bidder agrees to assist Aurora to propose the Scheme on and subject to the terms of this deed.

(c)                       The parties agree to implement the Transaction on and subject to the terms of this deed.

3                               Conditions precedent

3.1                     Conditions precedent

Subject to this clause 3, the Scheme will not become Effective, and the obligations of Bidder under clause 4.2(b) are not binding, until and unless each of the following conditions precedent is satisfied or waived in accordance with clause 3.3.

(a)                      (FIRB) Before 5:00pm on the Business Day before the Second Court Date, one of the following occurs:

(i)                          the Treasurer of the Commonwealth of Australia (Treasurer) (or his delegate) gives Bidder notice in writing to the effect that there are no objections to the acquisition of Scheme Shares in terms of the Federal Government’s foreign investment policy;

(ii)                       no order is made in relation to the acquisition of Scheme Shares under section 22 of the Foreign Acquisitions and Takeovers Act 1975 (Cth) (FATA) within a period of 40 days after Bidder has notified the Treasurer that it proposes to acquire Scheme Shares, and no notice is given by the Treasurer to Bidder during that period to the effect that there are any objections of a kind referred to in paragraph (i); or

(iii)                    where an order is made under section 22 of the FATA, a period of 90 days has expired after the order comes into operation and no notice is given by the Treasurer to Bidder during that period to the effect that there are any objections of a kind referred to in paragraph (i).

(b)                      (Hart-Scott-Rodino approval) Before 5:00pm on the Business Day before the Second Court Date the waiting period under the HSR Act, shall have expired or been earlier terminated.

(c)                       (Court approval) The Court approves the Scheme in accordance with section 411(4)(b) of the Corporations Act.

(d)                      (Shareholder approval) Aurora Shareholders (other than Excluded Shareholders) agree to the Scheme at the Scheme Meeting by the requisite majorities under section 411(4)(a) of the Corporations Act.

(e)                       (Restraints) No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or Government Agency or other material legal restraint or prohibition preventing the Transaction is in effect at 8:00am on the Second Court Date.

(f)                        (Material Adverse Change) No Material Adverse Change occurs, is announced or is otherwise discovered by Bidder (whether or not it becomes public) between the date of this deed and 8:00am on the Second Court Date.

(g)                       (Prescribed Occurrence) No Prescribed Occurrence occurs between the date of this deed and 8:00am on the Second Court Date.

3.2                     Reasonable endeavours

(a)                      Aurora must use reasonable endeavours to procure that the conditions precedent in clauses 3.1(f) and 3.1(g) are satisfied.

(b)                      Bidder must use reasonable endeavours to procure that the condition precedent in clause 3.1(a) is satisfied.

(c)                       Each party must use reasonable endeavours to procure that:

(i)                           the conditions precedent in clauses 3.1(b), 3.1(c), 3.1(d) and 3.1(e) are satisfied; and

(ii)                       there is no occurrence or non-occurrence within the control of such party that prevents, or would be reasonably likely to prevent, the satisfaction of any condition precedent.

(d)                      Without limiting clause 3.2(b) or 3.2(c), in respect of the conditions precedent in clauses 3.1(a) and 3.1(b):

(i)                          before sending any submission or material correspondence to a Governmental Agency in connection with any regulatory matter, each party must consult with the other party in relation to, and provide the other party with a draft copy of, such submission or correspondence as soon as practicable and consider in good faith any reasonable comments received from the other party in relation to such submission or correspondence;

(ii)                       each party must act co-operatively with the other party and in a timely manner in connection with obtaining any regulatory approval contemplated by clauses 3.1(a) and 3.1(b), including responding to reasonable requests for information (whether made by the other party, a Government Agency or any other person) at the earliest practicable time;

(iii)                    within 15 Business Days after signing this deed, each party must file all materials required to be filed by it under the HSR Act and request early termination of the HSR Act waiting period, and will promptly file any supplemental materials required and will comply in all material respects with the requirements of the HSR Act; and

(iv)                   a regulatory approval for the purposes of the conditions precedent in clauses 3.1(a) and 3.1(b) will be deemed to have been granted or obtained notwithstanding that it is subject to conditions, provided that the conditions are acceptable to both parties (acting reasonably).

3.3                     Waiver of conditions precedent

(a)                      The conditions precedent in clauses 3.1(c) and 3.1(d) cannot be waived.

(b)                      The conditions precedent in clauses 3.1(a), 3.1(b) and 3.1(e) are for the benefit of Aurora and Bidder and any breach or non-fulfilment of either of these conditions precedent may only be waived with the written consent of both Aurora and Bidder (each in its absolute discretion).

(c)                       The conditions precedent in clauses 3.1(f) and 3.1(g) are for the sole benefit of Bidder and any breach or non-fulfilment of either of these conditions precedent may only be waived by Bidder (in its absolute discretion) in writing.

(d)                      If a party waives the breach or non-fulfilment of a condition precedent, that waiver does not prevent it from suing the other party for any breach of this deed that resulted in the breach or non-fulfilment of the condition precedent.

(e)                       Waiver of a breach or non-fulfilment of a condition precedent does not constitute:

(i)                           a waiver of breach or non-fulfilment of any other condition precedent resulting from the same event; or

(ii)                        a waiver of breach or non-fulfilment of that condition precedent resulting from any other event.

3.4                     Termination on failure of condition precedent

(a)                      Subject to clause 5.8, if any conditions precedent contained in clause 3.1 are not satisfied or waived by the date specified in this deed for its satisfaction or if the Scheme has not become Effective by the End Date, then the parties will consult in good faith with a view to determining whether:

(i)                           the Scheme or a transaction which results in the acquisition of Aurora by Bidder may proceed by way of an alternative approach and, if so, to agree on the terms of such an alternative approach;

(ii)                        to agree to extend the date for satisfaction of the relevant condition precedent to another date agreed by Aurora and Bidder;

(iii)                     to extend the End Date; or

(iv)                    to adjourn or change the date of an application to the Court for an order under section 411(4)(b) of the Corporations Act approving the Scheme (as applicable).

(b)                      If the condition precedent in clause 3.1(d) is not satisfied by reason only of the non-satisfaction of the Headcount Test and:

(i)                           either Bidder or Aurora considers, acting reasonably, that Share Splitting or some abusive or improper conduct may have caused or materially contributed to the Headcount Test not having been satisfied; and

(ii)                        legal advisers to Aurora have opined that an application under clause 3.4(b)(A) would have not less than a 50% prospect of success,

then Aurora must:

(A)                     apply for an order of the Court contemplated by section 411(4)(a)(ii)(A) of the Corporations Act to disregard the Headcount Test and seek Court approval of the Scheme under section 411(4)(b) of the Corporations Act, notwithstanding that the Headcount Test has not been satisfied; and

(B)                     make such submissions to the Court and file such evidence as counsel engaged by Aurora to represent it in Court proceedings related to the Scheme, in consultation with Bidder, considers is reasonably required to persuade the Court to exercise its discretion under section 411(4)(a)(ii)(A) of the Corporations Act by making an order to disregard the Headcount Test.

(c)                       If the Court agrees to exercise its discretion under section 411(4)(a)(ii)(A) of the Corporations Act to disregard the Headcount Test, it will not be necessary to meet the Headcount Test in order to satisfy the condition precedent in clause 3.1(d).

(d)                      If the parties are unable to reach agreement under clause 3.4(a) within 5 Business Days of the earlier of becoming aware of the relevant occurrence or relevant date or by the End Date, then unless that condition is waived in accordance with clause 3.3, either party may (subject to clause 3.4(e)) terminate this deed without liability to the other party because of that termination. In this event, each party will retain any rights and remedies that accrued prior to termination, including any rights and remedies in respect of any past breach of this deed.

(e)                       A party may not terminate this deed under clause 3.4(d) if the relevant condition in clause 3.1 has not been satisfied, or is incapable of being satisfied, or there is an occurrence that will prevent the relevant condition being satisfied by the date specified in this deed for its satisfaction, as a result of an act or omission by that party or any of its Related Bodies Corporate which results in a material breach of this deed.

3.5                     Certain notices

Each party must promptly notify the other parties in writing if:

(a)                      a condition precedent has been satisfied, in which case that party must comply with any reasonable requests for evidence of such satisfaction made by the other party;

(b)                      there is a breach or non-fulfilment of a condition precedent;

(c)                       it becomes aware of any fact, matter or circumstance that has resulted, will result or is reasonably likely to result in:

(i)                           a condition precedent becoming incapable of satisfaction or otherwise not being satisfied in accordance with its terms;

(ii)                        a breach of a Representation and Warranty provided by that party under this deed or such a Representation and Warranty ceasing to be true and correct in all material respects; or

(iii)                     a material breach of this deed by that party.

4                               Transaction steps

4.1                     Scheme

(a)                      Aurora agrees to propose the Scheme on and subject to the terms of this deed.

(b)                      Aurora must not consent to any modification of, or amendment to, the Scheme, or to the making or imposition by a court of any condition in respect of the Scheme, without the prior written consent of Bidder, not to be unreasonably withheld.

4.2                     Scheme Consideration

(a)                      Under the Scheme, each Scheme Shareholder will be entitled to receive the Scheme Consideration in respect of each Scheme Share held by that Scheme Shareholder.

(b)                      In consideration of the transfer to Bidder of all the Scheme Shares, Bidder covenants in favour of Aurora (in its own right and separately as trustee for each Scheme Shareholder) that it will:

(i)                           accept that transfer; and

(ii)                        provide the Scheme Consideration to each Scheme Shareholder by depositing, or procuring the deposit of, the Aggregate Scheme Consideration in cleared funds into the Trust Account prior to 5pm on the day before the Implementation Date, in each case in accordance with the terms of the Scheme.  To avoid doubt, nothing in this clause 4.2(b) shall derogate from the obligations of Bidder under the Deed Poll, which shall prevail to the extent of any inconsistency with this clause 4.2(b) such that full compliance by Bidder (or the Nominee, as the case requires) with the Deed Poll will be taken as compliance by it with this clause 4.2(b).

4.3                     Bidder Nominee

(a)                      Bidder may by notice to Aurora, not later than three Business Days before the Second Court Date, nominate a directly or indirectly wholly-owned Subsidiary of Bidder (Nominee) to pay the Scheme Consideration and to be the entity to which Scheme Shares will be transferred in accordance with this deed and the Scheme if the Scheme becomes Effective.

(b)                      From the date of receipt by Aurora of the notice referred to in clause 4.3(a) (Notification Date) Bidder must procure that the Nominee complies with this deed as if the Nominee were a party to it in place of Bidder and that the Nominee signs and delivers a deed poll of accession in favour of Aurora under which the Nominee agrees to comply with this deed as if the Nominee were a party.

(c)                       Despite the above, Bidder will continue to be bound by all of the obligations of Bidder under this deed and will not be released from any obligations or liabilities under this deed following the Notification Date.  However, Aurora agrees that Bidder will not be in breach of this deed for failing to discharge an obligation of Bidder under this deed if the Nominee fully discharges that obligation.

4.4                     Transfer or cancellation of Options and Performance Rights

The parties must use reasonable endeavours (acting co-operatively and in good faith) to procure that, as soon as practicable after the date of this deed, each holder of Options or Performance Rights (in this clause 4.4, Unlisted Securities) enters into a deed with Bidder and Aurora, in a form acceptable to both Bidder and Aurora (each acting reasonably), under which:

(a)                      the holder agrees to the transfer or cancellation of all of their Unlisted Securities in exchange for an amount per Unlisted Security equal to:

(i)                           for the Options, the amounts set out in Attachment D; and

(ii)                        for each Performance Right A$4.10,

with such transfer or cancellation to be subject to the Scheme becoming Effective and to take effect on the Implementation Date;

(b)                      within 20 Business Days of the date of this deed, Aurora must apply to the ASX for a waiver from Listing Rule 6.23.2 to allow the Options to be cancelled for consideration; and

(c)                       Bidder agrees to provide, or procure the provision of, the amount referred to in clause 4.4(a) to the holder (or as the holder otherwise directs) on the Implementation Date.

5                               Implementation

5.1                     Aurora obligations

Aurora must take all steps reasonably necessary to implement the Scheme in accordance with the Timetable and otherwise on and subject to the terms of this deed.  Without limiting the foregoing, Aurora must (to the fullest extent applicable):

(a)                      (Independent Expert) as soon as reasonably practicable after the date of this deed, appoint the Independent Expert and provide all assistance and information reasonably requested by the Independent Expert in connection with the preparation of the Independent Expert’s Report (and any update to that report);

(b)                      (preparation of Scheme Booklet)

(i)                           prepare the Scheme Booklet (other than the Bidder Information and the Independent Expert’s Report) in accordance with all applicable laws, including the Corporations Act, Corporations Regulations, RG 60, the Listing Rules and Canadian securities laws; and

(ii)                        provide Bidder with drafts of the Scheme Booklet and, acting reasonably and in good faith, take into account any reasonable comments from Bidder and its Representatives on those drafts, where such comments are provided in a timely manner;

(c)                       (lodgement of Regulator’s Draft)

(i)                           provide an advanced draft of the Scheme Booklet (Regulator’s Draft) to ASIC for its review for the purposes of section 411(2) of the Corporations Act; and

(ii)                        keep Bidder informed of any material issues raised by ASIC in relation to the Regulator’s Draft and any steps taken to address any such issues (provided that, where such issues relate to Bidder Information, Aurora must not take any steps to address them without Bidder’s prior written consent);

(d)                      (no objection statement) apply to ASIC for a statement under section 411(17)(b) of the Corporations Act stating that ASIC has no objection to the Scheme;

(e)                       (First Court Hearing) apply to the Court for an order under section 411(1) of the Corporations Act directing Aurora to convene the Scheme Meeting;

(f)                        (approval and registration of Scheme Booklet)

(i)                           procure that a meeting of the Aurora Board is convened to approve the Scheme Booklet for registration with ASIC and despatch to Aurora Shareholders; and

(ii)                        after receipt from Bidder of the written confirmation referred to in clause 5.2(d), request that, in accordance with section 412(6) of the Corporations Act, ASIC register the explanatory statement in relation to the Scheme, as included in the Scheme Booklet;

(g)                       (Scheme Meeting) as soon as reasonably practicable following registration of the Scheme Booklet by ASIC, despatch the Scheme Booklet to Aurora Shareholders and convene and hold the Scheme Meeting in accordance with the orders made by the Court at the First Court Hearing;

(h)                      (supplementary disclosure) if, after despatch of the Scheme Booklet, it becomes aware:

(i)                           that information included in the Scheme Booklet is or has become misleading or deceptive in any material respect (whether by omission or otherwise); or

(ii)                        of information that is required to be disclosed to Aurora Shareholders under any applicable law (including RG 60),

promptly consult with Bidder as to the need for, and form of, any supplementary disclosure to Aurora Shareholders, and make any such disclosure that it considers reasonably necessary as soon as reasonably practicable and having regard to applicable laws (including RG 60);

(i)                          (conditions precedent certificate) at the Second Court Hearing, provide to the Court (through its counsel):

(i)                           a certificate confirming (in respect of matters within its knowledge) whether or not the conditions precedent (other than the condition precedent in clause 3.1(c)) have been satisfied or waived in accordance with clause 3, a draft of which certificate must be provided to Bidder by 5:00pm on the Business Day prior to the Second Court Date; and

(ii)                        any certificate provided to it by Bidder pursuant to clause 5.2(f);

(j)                         (Second Court Hearing) subject to the conditions precedent (other than the condition precedent in clause 3.1(c)) being satisfied or waived in accordance with clause 3, apply (and to the extent necessary and reasonable, re-apply) to the Court for an order under section 411(4)(b) of the Corporations Act approving the Scheme;

(k)                      (Court Documents) prepare the Court Documents, provide drafts of those documents to Bidder and, acting reasonably and in good faith, take into account any reasonable comments from Bidder and its Representatives on those drafts, where such comments are provided in a timely manner;

(l)                          (Bidder representation at Court Hearings) allow, and not oppose, any application by Bidder for leave of the Court to be represented by counsel at a Court Hearing;

(m)                  (lodgement of Court order) for the purposes of section 411(10) of the Corporations Act, lodge with ASIC an office copy of the order made by the Court under section 411(4)(b) of the Corporations Act before 5:00pm on the Business Day following the day on which such office copy is received;

(n)                      (quotation of Aurora Shares and ASX listing) apply to ASX and TSX to have:

(i)                           trading in Aurora Shares suspended from the close of trading on the Effective Date; and

(ii)                        Aurora removed from the official lists of ASX and TSX, and quotation of Aurora Shares on the ASX terminated, by the close of trading on the trading day immediately following the Implementation Date, and not do anything to cause any of these things to happen before the date specified in this clause 5.1(n);

(o)                      (compliance with laws) do everything reasonably within its power to ensure that the Transaction is effected in accordance with all applicable laws, regulations and policy;

(p)                      (implementation) if the Scheme becomes Effective, do all things contemplated of it under the Scheme and all other things (if any) necessary to lawfully give effect to the Scheme;

(q)                      (Registry details) subject to the Scheme:

(i)                           provide all necessary information about the Aurora Shareholders to Bidder which Bidder requires in order to assist Bidder to identify the Scheme Shareholders and which can be provided under Australian law;

(ii)                        direct Aurora’s share registry to promptly provide any information that Bidder reasonably requests in relation to the register of members maintained by (or on behalf of) Aurora in accordance with the Corporations Act, including any sub-register and, where requested by Bidder, Aurora must procure such information to be provided to Bidder in such electronic form as is reasonably requested by Bidder;

(r)                         (payment of dividend) after completion of the Court hearing on the Second Court Date and at least one Business Day before the Effective Date, to the extent permitted by law and regulation (which, for the avoidance of doubt, includes complying with fiduciary obligations), to cause Aurora US to return capital and declare a dividend to Aurora in a combined amount (Amount) equal to the aggregate of Aurora’s tax basis in the stock of Aurora US and Aurora US’s current and accumulated earnings and profits, both as measured for United States federal income tax purposes, which Amount shall be:

(i)                          determined by the Bidder and given to Aurora in writing at least 5 Business Days before the Effective Date;

(ii)                       if the return of capital and dividend are made on a date other than at the end of a tax year of Aurora US, determined based on a reasonable estimate of the amount of current earnings and profits for the year; and

(iii)                    absolutely payable by the issuance of a promissory note in a form acceptable to the Bidder, acting reasonably, which has a principal amount equal to the Amount, bears interest on the outstanding principal amount at the short term “applicable federal rate” as determined for United States federal income tax purposes for the month in which the return of capital and dividend are made and is repayable in three years less one day from the date of issue, provided that at least 5 Business Days before the date for the return of capital and declaration of the dividend any consents required under the Aurora RCF have been obtained, which Aurora will use all reasonable endeavours to obtain;

(s)                        (assist with Financing): use reasonable endeavours to provide any information reasonably requested or access to senior management reasonably requested by Bidder or its Representatives in connection with the Financing, subject to any legal, regulatory or contractual restrictions; and

(t)                         (Aurora Notes consent): use reasonable endeavours to (i) obtain the consent of the required lenders under the Aurora RCF and (ii) if Bidder reasonably requests, conduct a consent solicitation in respect of the Aurora Notes in each case, to obtain the waivers and amendments necessary to permit the payment of the dividend referred to in clause 5.1(r) of this deed and the corporate actions Bidder proposes will occur shortly after the Implementation Date, and Bidder indemnifies each Aurora Indemnified Party against any Loss (and will promptly reimburse upon demand all costs and expenses (including any consent fees payable in respect of clause 5.1(t) and any legal fees and expenses)) arising from or in connection with Aurora or an Aurora Indemnified Party’s action or inaction in relation to Aurora’s performance of its obligations under clauses 5.1(r), 5.1(s) and 5.1(t), except where an Aurora Indemnified Party has engaged in wilful misconduct. Completion of the matters contemplated by clauses 5.1(r), 5.1(s) and 5.1(t) are not conditions precedent.

5.2                     Bidder obligations

Bidder must take all steps reasonably necessary to implement the Scheme in accordance with the Timetable and otherwise on and subject to the terms of this deed.  Without limiting the foregoing, Bidder must (to the fullest extent applicable):

(a)                      (prepare Bidder Information)

(i)                           as soon as reasonably practicable after the date of this deed, prepare the Bidder Information for inclusion in the Scheme Booklet in accordance with all applicable laws, including the Corporations Act, Corporations Regulations, RG 60, the Listing Rules and Canadian securities laws; and

(ii)                        provide Aurora with drafts of the Bidder Information and, acting reasonably and in good faith, take into account any reasonable comments from Aurora and its Representatives on those drafts, where such comments are provided in a timely manner;

(b)                      (assistance with Scheme Booklet and Court Documents) provide any assistance or information reasonably requested by Aurora or its Representatives in connection with the preparation of the Scheme Booklet (including any supplementary disclosure to Aurora Shareholders) or any Court Documents;

(c)                       (Independent Expert’s Report) provide any assistance or information reasonably requested by Aurora or its Representatives, or by the Independent Expert directly, in connection with the preparation of the Independent Expert’s Report (and any update to that report);

(d)                      (confirmation of Bidder Information) as soon as reasonably practicable after Aurora requests that it do so and having regard to the Timetable, confirm in writing to Aurora that:

(i)                           it consents to the inclusion of the Bidder Information in the Scheme Booklet, in the form and context in which it appears; and

(ii)                        the Bidder Information, in that form and context, is not misleading or deceptive in any material respect (whether by omission or otherwise);

(e)                       (update Bidder Information) promptly advise Aurora in writing if it becomes aware:

(i)                           of information which should have been included in any Bidder Information previously provided to Aurora (including if known at the time); or

(ii)                       that any Bidder Information previously provided to Aurora is misleading or deceptive in any material respect (whether by omission or otherwise),

and promptly provide Aurora with any information required to correct the misleading or deceptive statements;

(f)                        (conditions precedent certificate) before 8:00am on the Second Court Date, provide to Aurora for provision to the Court at the Second Court Hearing a certificate confirming (in respect of matters within its knowledge) whether or not the conditions precedent (other than the condition precedent in clause 3.1(c)) have been satisfied or waived in accordance with clause 3, a draft of which certificate must be provided to Aurora by 5:00pm on the Business Day prior to the Second Court Date;

(g)                       (representation at Court) ensure that it is represented by counsel at the First and Second Court Hearing and give such undertakings (if any) to the Court (through its counsel) as are reasonably necessary to ensure the Court makes an order under section 411(4)(b) of the Corporations Act approving the Scheme;

(h)                      (Deed Poll) before 5:00pm on the Business Day prior to the First Court Date, enter into the Deed Poll and deliver it to Aurora, and, if the Scheme becomes Effective, fully comply with its obligations under the Deed Poll;

(i)                          (Financing) obtain the proceeds of the Financing to the extent required to pay the Scheme Consideration on the Implementation Date; and

(j)                         (compliance with laws) do everything reasonably within its power to ensure that the Transaction is effected in accordance with all applicable laws, regulations and policy.

5.3                     Scheme Booklet

(a)                      If the parties are unable to agree on the form or content of a particular part of the Scheme Booklet, then:

(i)                          if the relevant part of the Scheme Booklet is Bidder Information, Aurora will make such amendments to that part of the Scheme Booklet as required by Bidder (acting reasonably and in good faith); and

(ii)                       if the relevant part of the Scheme Booklet is Aurora Information, Aurora (acting reasonably and in good faith) will decide the form and content of that part of the Scheme Booklet.

(b)                      The parties agree that the Scheme Booklet will contain a responsibility statement to the effect that:

(i)                           Aurora is responsible for the Aurora Information contained in the Scheme Booklet;

(ii)                        Bidder is responsible for the Bidder Information contained in the Scheme Booklet; and

(iii)                     the Independent Expert has provided and is responsible for, the Independent Expert’s Report,

and neither of Aurora, Bidder or their directors and officers assume any responsibility for the accuracy or completeness of the Independent Expert’s Report.

(c)                       Each party must undertake appropriate verification processes for the information supplied by that party for the Scheme Booklet and must make such verification material available to the other party on request by it.

5.4                     Conduct of business

(a)                      Subject to clause 5.4(b), from the date of this deed up to and including the Implementation Date, Aurora must, to the extent that it is within its control (and not, for example, within the discretion or control of an operator (or any Related Body Corporate of an operator), in respect of any assets or businesses owned by a member of the Aurora Group:

(i)                           ensure that the business of the Aurora Group is conducted in the ordinary course consistent with the manner in which such business has been conducted in the 12 months prior to the date of this deed;

(ii)                        in respect of oil and gas assets for which:

(A)                     Aurora is the operator, ensure the expenditure is undertaken in a manner materially consistent with the 2014 Budget; and

(B)                     Aurora is not the operator, ensure expenditure is undertaken in a manner consistent with past practice;

(iii)                     promptly notify Bidder of any material Claim which may be threatened, brought, asserted or commenced against any member of the Aurora Group, or their officers, and consult with Bidder in relation to such matter to the extent Bidder reasonably requires;

(iv)                    not enter into, or agree to enter into, any joint venture, partnership or similar arrangement;

(v)                       except for matters that are within the 2014 Budget, and other than participation in all authorisations for expenditure submitted by the operator of its oil and gas assets under joint operating agreements, not:

(A)                     enter into, vary or terminate any contract or commitment which is for more than $2 million or is for a term of more than one year, other than entering into, varying or terminating commodity hedging contracts consistent with Aurora’s hedging policy as disclosed to Bidder before execution of this deed and entered into in the ordinary course of business;

(B)                     incur any capital expenditure exceeding $5 million; or

(C)                     purchase, lease or otherwise acquire or agree to acquire any individual asset, other than pursuant to oil and gas leases offers under joint operating agreements with a value of more than $2 million;

(vi)                    not make or permit any change to the terms and conditions of the current employment contracts of the officers of the Aurora Group, although nothing in this clause 5.4 is intended to restrict the Aurora 2014 awards and bonuses disclosed to Bidder before execution of this deed;

(vii)                subject to the Listing Rules and applicable laws, advise the Bidder of developments which would be considered material from a continuous disclosure perspective relating to or affecting the Aurora Group, its financial position and its prospects (excluding developments connected with Competing Proposals) as soon as reasonably practicable after Aurora identifies the relevant information as material; and

(viii)              make reasonable efforts to:

(A)                     keep available the services of the key management personnel of the Aurora Group;

(B)                     maintain and preserve the Aurora Group’s relationships with operators, lessors, customers, suppliers, investors, Government Agencies, licensors, licensees and others with whom it has business dealings (including using reasonable endeavours to obtain any required consents or waivers from Third Parties under any change of control provisions in material contracts or arrangements to which a member of the Aurora Group is a party, where Bidder advises it in writing of such contracts or arrangements); and

(C)                     ensure that the Aurora Group does not enter into any lines of business or other activities in which the Aurora Group is not engaged as at the date of this deed.

(b)                      Nothing in clause 5.4(a) restricts the ability of Aurora to:

(i)                           take any action which:

(A)                     is required or expressly permitted by this deed or the Scheme;

(B)                     has been Fairly Disclosed in the Disclosure Materials or any announcement to or filing with ASX, TSX, SEDAR or ASIC prior to the date of this deed; or

(C)                     has been agreed to in writing by Bidder;

(ii)                        employ or engage additional directors, officers, employees, contractors or other persons where the demands of the business of the Aurora Group require such additions and the Aurora Board considers it reasonably necessary or desirable to do so;

(iii)                     pay the cash transaction and/or retention bonuses up to the amount specified in Schedule 2; or

(iv)                    terminate the employment or engagement of directors, officers, employees, contractors or other persons in accordance with the terms of any applicable agreement or document governing such arrangement, where Aurora considers it reasonably necessary or desirable to do so, provided Aurora shall use reasonable endeavours to obtain qualified personnel for vacant positions, to the extent the relevant position is considered necessary or desirable to the Aurora Group going forward.

(c)                       In this deed, references to the business of the Aurora Group are to that business taken as a whole.

5.5                     Integration

Between the date of this deed and the Implementation Date, Aurora must co-operate with the Bidder to seek material third party consents which will be necessary or reasonably required as a result of the implementation of the Scheme and provide the Bidder with reasonable access to information, premises and senior executives of any member of the Aurora Group, where Bidder requests such access for the purposes of:

(a)                      implementation of the Scheme;  or

(b)                      Bidder obtaining an understanding, or furthering its understanding, of the Aurora Group’s business, financial position, prospects and affairs in order to allow and facilitate the development and the implementation of Bidder’s plans for the Aurora Group following implementation of the Scheme, provided that compliance with any such request would not, in the reasonable opinion of Aurora (acting in good faith), result in undue disruption to the Aurora Group’s business, and provided that nothing in this clause 5.5 shall require Aurora to provide Bidder with any information:

(c)                       in breach of an obligation of confidentiality to any person; or

(d)                      concerning the consideration of the Transaction or any actual or potential Competing Proposal by the Aurora Board (or a sub-committee of the board) or Aurora management.

5.6                     Appointment and resignation of directors

Subject to the Scheme becoming Effective, Aurora must procure that, as soon as reasonably practicable after the Scheme becomes Effective (and, in any event, before the Scheme Record Date):

(a)                      each Aurora Director, other than those appointed by Aurora in accordance with clause 5.6(b), resigns in writing to Aurora acknowledging that the director has no Claim against the Bidder Group; and

(b)                      there are appointed as directors of Aurora such nominees as advised by Bidder in writing on or before the Effective Date which will form a majority of the Aurora Board,

in each case with effect on and from (and subject to) implementation of the Scheme.

5.7                     Tax election

Bidder will cause Aurora to make an election, in prescribed form and within the prescribed time, under subsection 110(1.1) of the Income Tax Act (Canada) in respect of the disposition of employee Options by Canadian residents, so that such employees may claim the deduction described in paragraph 110(1)(d) of the Income Tax Act (Canada).

5.8                     Appeal process

(a)                      If the Court refuses to make orders convening the Scheme Meeting or approving the Scheme, Aurora must appeal the Court’s decision except:

(i)                           to the extent that the parties agree otherwise; or

(ii)                      Aurora’s legal advisers in relation to the Scheme indicate that, in their opinion, an appeal would have less than a 50% prospect of success,

in which case either party may terminate this deed in accordance with clause 12.

(b)                      All reasonable costs of Aurora in appealing the Court’s decision in accordance clause 5.8(a) must be borne equally by the parties.

6                               Agreed announcements

Immediately after execution of this deed, Aurora and Bidder must issue the Agreed Announcements.

7                               Board support of Transaction

7.1                     Confirmation

Aurora represents and warrants to Bidder that each Aurora Director has confirmed that:

(a)                      their recommendation in respect of the Scheme is that Aurora Shareholders (other than Excluded Shareholders) vote in favour of the Scheme at the Scheme Meeting; and

(b)                      they intend to vote, or cause to be voted, all Aurora Shares which they control in favour of the Scheme at the Scheme Meeting,

in each case in the absence of a Superior Proposal and subject to the Independent Expert concluding in the Independent Expert’s Report that the Scheme is in the best interests of Aurora Shareholders (other than Excluded Shareholders).

7.2                     Maintenance of Recommendation and Voting Intention

(a)                      Aurora must use reasonable endeavours to procure that no Aurora Director withdraws, changes or modifies their recommendation, as set out in clause 7.1(a) (Recommendation), or their voting intention, as set out in clause 7.1(b) (Voting Intention), unless:

(i)                         a Superior Proposal is made;

(ii)                      the Independent Expert concludes in the Independent Expert’s Report (or any update to that report) that the Scheme is not in the best interests of Aurora Shareholders (other than Excluded Shareholders); or

(iii)                   that Aurora Director or the Aurora Board considers (after having obtained legal advice) that the failure by that Aurora Director specifically, or by any Aurora Director generally, to withdraw, change or modify their Recommendation or Voting Intention is reasonably likely to involve a breach by that Aurora Director of their fiduciary or statutory duties.

(b)                      Subject to an Aurora Director withdrawing, changing or modifying their Recommendation or Voting Intention following the occurrence of one of the events referred to in clause 7.2(a), Aurora must ensure that:

(i)                          the Scheme Booklet includes statements to the effect that that Aurora Director gives the Recommendation and has the Voting Intention; and

(ii)                      no public announcement by Aurora includes a statement that is inconsistent with that Aurora Director giving the Recommendation and having the Voting Intention.

7.3                     Bidder acknowledgement

Bidder acknowledges that without derogating from a party’s rights or obligations under clause 9 or 12, if any of the events referred to in clause 7.2(a) occur, any Aurora Director may withdraw, change or modify their Recommendation or Voting Intention.

8                               Exclusivity

8.1                     Commencement of Exclusivity Period

Before the start of the Exclusivity Period, Aurora must:

(a)                      terminate any existing discussions or negotiations in relation to a Competing Proposal; and

(b)                      cease providing or making available to any Third Party any non-public information.

8.2                     No-shop

During the Exclusivity Period, Aurora must not, and must take reasonable steps to ensure that its Representatives do not:

(a)                      directly or indirectly solicit or invite enquiries, discussions or proposals in relation to, or which may reasonably be expected to lead to, a Competing Proposal; or

(b)                      communicate to any person any intention to do any of the things referred to in clause 8.2(a).

Nothing in this clause 8.2 prevents Aurora from continuing to make normal presentations to, and to respond to enquiries from, brokers, portfolio investors and analysts in the ordinary course in relation to the Scheme or its business generally.

8.3                     No-talk

Subject always to clause 8.4 but without limiting clause 8.1 or clause 8.2, during the Exclusivity Period, Aurora must not, and must take reasonable steps to ensure that its Representatives do not:

(a)                      directly or indirectly participate in or continue any discussions or negotiations in relation to, or which may reasonably be expected to lead to, a Competing Proposal; or

(b)                      disclose any non-public information about the business or affairs of Aurora to a third party with a view to obtaining or which may reasonably be expected to lead to receipt of a Competing Proposal, other than in the ordinary course of business or as required by law, and if Aurora’s Representatives do disclose such information, to the extent it has not been included in the Disclosure Materials, Aurora must concurrently provide it to Bidder; or

(c)                       communicate to any person any intention to do any of the things referred to in clauses 8.3(a) or 8.3(b).

8.4                     Fiduciary exception

In respect of a bona fide Competing Proposal that is or may be received by, or become known to, Aurora without any breach by Aurora of its obligations under clause 8.1 or clause 8.2, Aurora may undertake any action (prohibited action) that would otherwise be prohibited by clause 8.3, if (and only to the extent that) the Aurora Board determines, acting in good faith and after having obtained written advice from its legal, and if appropriate, financial advisers, that not undertaking the prohibited action may involve a breach by a Aurora Director of their fiduciary or statutory duties.

8.5                     Bidder’s right to counter Other Proposal

(a)                      During the Exclusivity Period, in the event Aurora intends to rely on the fiduciary exception in clause 8.4 as a result of a proposal from any person (whether in writing or otherwise and whether solicited or otherwise), Aurora must notify Bidder within 24 hours of that fact, but not the identity of the person making the proposal.

(b)                      During the Exclusivity Period, Aurora must notify Bidder within 24 hours of it becoming aware of any Competing Proposal (whether in writing or otherwise and whether solicited or otherwise) that it intends to recommend (Other Proposal) and Aurora must provide Bidder with the fact and the key terms of the Other Proposal and the identity of the person making the Other Proposal (Other Proposal Notice).

(c)                       Aurora must not enter into any agreement, arrangement or understanding in relation to an Other Proposal, announce an Other Proposal publicly (subject to applicable Laws) or rely on clause 12.3(a) as a result of an Other Proposal, unless:

(i)                         Aurora gives Bidder an Other Proposal Notice in relation to the Other Proposal; and

(ii)                      a period of three Business Days has elapsed from the date on which Bidder receives the Other Proposal Notice.

(d)                      If Aurora gives an Other Proposal Notice, Bidder will have the right, but not the obligation, at any time until the expiration of three Business Days following receipt of the Other Proposal Notice to:

(i)                           offer to amend the terms of the Scheme; or

(ii)                        propose any other transaction,

which offer or proposal must be submitted to Aurora in writing (each a Bidder Counterproposal), and if Bidder does so, the Aurora Directors must review the Bidder Counterproposal in good faith to determine whether the Bidder Counterproposal is more favourable to Aurora Shareholders than the Other Proposal taking into account all terms and conditions of both proposals.

(e)                       If the Aurora Directors determine, in good faith and after having obtained financial advice and written advice from its legal advisers, that the Bidder Counterproposal is more favourable to Aurora Shareholders than the Other Proposal, then:

(i)                         if the Bidder Counterproposal contemplates an amendment to the Scheme, the parties must enter into a deed amending this deed and all other necessary documents to reflect the Bidder Counterproposal;

(ii)                      if the Bidder Counterproposal contemplates any other transaction, Aurora must make an announcement as soon as reasonably practicable recommending the Bidder Counterproposal, in the absence of a Superior Proposal, and the parties must pursue implementation of the Bidder Counterproposal in good faith; and

(iii)                   Aurora must not take any of the steps referred to in clause 8.5(c).

9                               Break Fee

9.1                     Background

This clause 9 has been agreed to in circumstances where:

(a)                      each party believes it and its shareholders will derive significant benefits from the implementation of the Scheme;

(b)                      Bidder has incurred and will further incur, significant costs in connection with the Scheme, which will include significant opportunity costs if the Scheme is not implemented;

(c)                       Bidder requested that provision be made for the payment of a Break Fee, and would not have entered into this deed had such provision not been made;

(d)                      Aurora believes that it is appropriate to agree to pay a Break Fee to secure Bidder’s entry into this deed; and

(e)                       each party has received separate legal advice in relation to this deed and the operation of this clause 9.

The parties acknowledge and agree that the costs referred to in clause 9.1(b) are of such a nature that they cannot be precisely quantified, but that the Break Fee is a genuine and reasonable pre-estimate of those costs.

9.2                     Payment of Break Fee

Subject to clauses 9.3, 9.5 and 9.6, Aurora must pay Bidder the Break Fee, without set-off or withholding and within 5 Business Days after any of the following occurs:

(a)                      a Competing Proposal is announced by a Third Party before the date of the Scheme Meeting and, within 12 months after such announcement, the Third Party or an associate of the Third Party does any of the matters referred to in clauses (a) to (f) of the definition of Competing Proposal; or

(b)                      two or more Aurora Directors, prior to termination of this deed:

(i)                         make or authorise a public statement that they no longer recommend Aurora Shareholders vote in favour of the Scheme or otherwise withdraw or adversely change their Recommendation or Voting Intention; or

(ii)                      publicly recommends that Aurora Shareholders vote in favour of, or accept, a Competing Proposal or otherwise promotes or endorses a Competing Proposal,

other than:

(A)                   in circumstances where a condition precedent in clauses 3.1(a), 3.1(b), 3.1(c), 3.1(d) or 3.1(e) has not been, and cannot be, met (in the case of clause 3.1(d) being where the shareholders have not approved the scheme or a sufficient number of shareholders have publicly stated that they will not vote in favour of the Scheme without any relevant qualification);

(B)                     following the termination of this deed in accordance with clause 12; or

(C)                     where the Independent Expert concludes in the Independent Expert’s Report (including any updates to such report) that the Scheme is not in the best interests of the Aurora Shareholders (except because of a proposed Competing Proposal).

(c)                       Bidder terminates this deed in reliance on Aurora being in material breach of any provision of this deed (other than a breach of the Aurora Representations and Warranties in clauses 10.2(b)-(h), (k), (m), (o), (q)-(z) and (cc)-(jj) (inclusive)).

9.3                     Payment conditions

(a)                      Notwithstanding the occurrence of any event referred to in clause 9.2, a Break Fee will not be payable under the relevant clause if the Scheme becomes Effective.

(b)                      Aurora can only ever be liable to pay a Break Fee once.

9.4                     Nature of payment

The Break Fee payable under clause 9.2 is an amount to compensate Bidder for the following costs and expenses:

(a)                      external advisory costs (excluding success fees);

(b)                      internal costs such as costs of management and directors’ time, risk management costs and capital costs;

(c)                       out-of-pocket expenses; and

(d)                      opportunity costs incurred in pursuing the Transaction or in not pursuing other alternative acquisitions or strategic initiatives which otherwise could have been developed.

9.5                     Compliance with law

This clause 9 imposes obligations on Aurora only to the extent that the performance of those obligations:

(a)                      does not constitute unacceptable circumstances as declared by the Australian Takeovers Panel;

(b)                      does not breach the fiduciary or statutory duties of any Aurora Director; and

(c)                       is not otherwise unlawful or held to be unenforceable by a court,

(Impugned Obligations), but Aurora will remain obliged to comply with its obligations under clause 9 to the extent they are not Impugned Obligations.

If, and to the extent that, any of clause 9.5(a), 9.5(b) or 9.5(c) applies, Bidder must reimburse the relevant part of the Break Fee within 10 Business Days after receipt of a written demand for reimbursement from Aurora.

9.6                     Other claims

(a)                      The parties acknowledge and agree that, despite any other provision of this deed but subject to clause 9.6(b):

(i)                         if Aurora becomes liable to pay a Break Fee and does so in accordance with this clause 9, it will have no further liability to Bidder for any breach of this deed;

(ii)                      if Aurora becomes liable to pay a Break Fee, that fee shall be reduced by any amount previously paid by Aurora to Bidder in connection with a breach by Aurora of this deed; and

(iii)                   in any event, the liability of Aurora under or in connection with this deed shall be limited to an amount equal to the Break Fee payable under this clause 9, provided that this limitation shall not apply to breaches of clause 15.

(b)                      Nothing in clause 9.6(a) in any way:

(i)                           prevents Bidder (in its own right or as trustee for another person, as the case may be under this deed) from seeking orders from a court of competent jurisdiction for the specific performance by Aurora of any obligations under this deed; or

(ii)                        extinguishes or limits the liability of Aurora for any:

(A)                     interest payable on any amount payable by that party under or in connection with this deed; or

(B)                     breach of this deed arising from criminal acts or fraud.

10                        Representations and Warranties

10.1              Bidder Representations and Warranties

Bidder represents and warrants to Aurora that:

(a)                      (validly existing) it is a validly existing corporation registered under the laws of its place of incorporation;

(b)                      (power) it has full corporate power and lawful authority to execute, deliver and perform this deed and the Deed Poll;

(c)                       (corporate action) it has taken all necessary corporate action to authorise the entry into this deed and has taken or will take all necessary corporate action to authorise the performance of this deed and the Deed Poll;

(d)                      (binding) this deed constitutes legal, valid and binding obligations on it, enforceable in accordance with its terms;

(e)                       (performance) the execution and performance by it of this deed and each transaction contemplated by this deed did not and will not violate or breach any provision of:

(i)                           an agreement, law or treaty or a judgment, ruling, order or decree binding on it; or

(ii)                        its constitution;

(f)                        (Bidder Information) the Bidder Information included in the Scheme Booklet, as consented to by it pursuant to clause 5.2(d)(i), and any other information pursuant to clause 5.2(e), will be provided and will not be misleading or deceptive in any material respect (whether by omission or otherwise) and will comply in all material respects with applicable laws, including the Corporations Act, Corporations Regulations, RG 60, the Listing Rules and Canadian securities laws and all information provided by or on behalf of the Bidder to the Independent Expert will be provided in good faith and on the understanding that the Independent Expert will rely on that information;

(g)                       (regulatory approvals) other than the approvals specified in clauses 3.1(a) or 3.1(b), no regulatory approvals are required to be obtained by it in order for it to execute and perform this deed and the Deed Poll;

(h)                      (Bidder Insolvency Event) a Bidder Insolvency Event will not occur; and

(i)                          (funding)

(i)                         Bidder has delivered to Aurora true, correct and complete copies of the Underwriting Agreement and the Finance Document (other than pricing, interest margin and fee arrangements redacted);

(ii)                      at all times following the execution of this deed, it will have available to it to receive on release from escrow or to drawdown, subject to the conditions contained in the Underwriting Agreement and the Finance Document (as they may be supplemented by conditions Bidder reasonably expects to be able to satisfy in the formal secured credit facility agreements), sufficient cash amounts to pay the Scheme Consideration in accordance with its obligations under this deed and the Deed Poll;

(iii)                   on the Implementation Date, it will pay the Scheme Consideration in accordance with its obligations under this deed and the Deed Poll; and

(iv)                  in no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Financing) by Bidder or Bidder Group or any other financing or other transactions be a condition to any of Bidder’s obligations hereunder.

10.2              Aurora Representations and Warranties

Aurora represents and warrants to Bidder that:

(a)                      Aurora and each of its Material Subsidiaries has been duly created, organised, continued, incorporated or amalgamated (as the case may be) and is valid and subsisting under the laws of the jurisdiction of its creation, organisation, continuation, incorporation or amalgamation (as the case may be);

(b)                      Aurora and each of its Material Subsidiaries has conducted and is conducting and will conduct business in compliance in all material respects with all applicable laws, including applicable securities laws, licensing and environmental legislation, regulations or by-laws or other lawful requirements of any governmental or regulatory bodies applicable to it of each jurisdiction in which it carries on business and holds all licenses, permits, registrations and qualifications in all jurisdictions in which it carries on business which are necessary or desirable to carry on the business of Aurora as now conducted and as contemplated to be conducted

(except where the failure to so conduct its business or to hold such licenses, permits, registrations or qualifications would not, individually or in the aggregate, have a Material Adverse Effect), all such licenses, permits, registrations or qualifications are valid and existing and in good standing (except where the lack of such valid or existing license, permit, registration or qualification would not have any Material Adverse Effect) and none of such licenses, permits, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any Material Adverse Effect;

(c)                       the minute books and record books of Aurora and each of its Material Subsidiaries since February 2011 are true and correct in all material respects;

(d)                      the books of account and other records of Aurora (as a whole), whether of a financial or of an accounting nature or otherwise, have been maintained in accordance with prudent business practices since February 2011;

(e)                       except to the extent that any violation or other matter referred to in this subparagraph does not have a Material Adverse Effect on Aurora or is disclosed in Public Record:

i.                  Aurora and each of its Material Subsidiaries, respectively, is not in violation of any applicable federal, provincial, state, municipal, local or other laws, regulations, orders, government decrees or ordinances with respect to environmental, health or safety matters (collectively, Environmental Laws);

ii.               Aurora and each of its Material Subsidiaries, respectively, has operated its business at all times and has received, handled, used, stored, treated, shipped and disposed of all contaminants without violation of Environmental Laws;

iii.            there have been no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by Aurora or any of its Material Subsidiaries or their respective properties that have not been remedied or that are not presently being remedied;

iv.           Aurora has not received, and has no knowledge of the issuance of, any orders, directions or notices which remain outstanding pursuant to any Environmental Laws relating to the business or assets of Aurora or its Material Subsidiaries;

v.              Aurora and each of its Material Subsidiaries, respectively, has not failed to report to the proper federal, provincial, municipal or other political subdivision, government, department, commission, board, bureau, agency or instrumentality, domestic or foreign (Government Authority) the occurrence of any event which is required to be so reported by any Environmental Law; and

vi.           Aurora and each of its Material Subsidiaries, respectively, holds all licenses, permits and approvals required under any Environmental Laws in connection with the operation of its business and the ownership and use of its assets, all such licenses, permits and approvals are in full force and effect, and except for (A) notifications and conditions of general application to assets of the type owned by Aurora, and (B) notifications relating to reclamation obligations under the Environmental Laws applicable in the jurisdictions in which Aurora carries on business, Aurora has not received any notification pursuant to any Environmental Laws that any work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any licence, permit or approval issued pursuant thereto, or that any licence, permit or approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated;

(f)                        Since 1 January 2010, other than as Fairly Disclosed in the Disclosure Materials, Aurora and each of its Material Subsidiaries has filed all tax returns required to be filed by it, has paid all taxes due and payable by it and has paid all material assessments, reassessments and all other material taxes, governmental charges, penalties, interest and other fines due and payable by it and which were claimed by any Government Agency to be due and owing, and adequate provision has been made for taxes payable for any completed fiscal period for which tax returns are not yet required and there are no agreements, waivers, or other arrangements providing for an extension of time respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by Aurora or any of its Material Subsidiaries and to the best of the knowledge of Aurora, there are no actions, suits, proceedings, investigations or claims threatened or pending against Aurora or any of its Material Subsidiaries in respect of taxes, governmental charges or assessments or any matters under discussion with any Government Agency relating to taxes, governmental charges or assessments asserted by any such authority;

(g)                       any and all operations of Aurora and each of its Material Subsidiaries, and, to the knowledge of Aurora, any and all operations of third parties on or in respect of the assets and properties of Aurora, have been conducted in accordance with good oil and gas industry practices except where the lack of or lesser standard of such conduct would not have a Material Adverse Effect;

(h)                      since 30 September 2013 there has been no Material Adverse Change, other than anything disclosed in the Public Record;

(i)                          the Aurora Information included in the Scheme Booklet despatched to Aurora Shareholders, and any supplementary disclosure made to Aurora Shareholders pursuant to clause 5.1(h), will not be misleading or deceptive in any material respect (whether by omission or otherwise) and will comply in all material respects with applicable laws, including the Corporations Act, Corporations Regulations, RG 60, the Listing Rules and Canadian securities laws;

(j)                         the information and statements of Aurora contained in the Public Record are true, correct and complete in all material respects at the time such documents were made a part of the Public Record or otherwise complied with applicable Laws and contained no misrepresentation (as defined in applicable securities laws) and no untrue statement of a material fact and did not omit to state a material fact that was necessary to be stated in order for the statement not to be misleading or that was necessary to prevent a statement that was made from being false or misleading in the circumstances in which it was made, the whole as of the respective dates of such information and statements and Aurora has not filed any reports with the ASX or Securities Commissions that are still maintained on a confidential basis;

(k)                      To the knowledge of Aurora, Aurora has not withheld from Bidder any material information or documents concerning Aurora, its assets or liabilities during the course of Bidder’s review of the Disclosure Materials, other than information or documents (i) referred to in any announcement to or filing with ASX, TSX, SEDAR or ASIC or (ii) relating to a Competing Proposal.  No other warranty is express or implied as to the accuracy, content, relevance, legality or completeness of the Disclosure Materials;

(l)                          Aurora has full corporate capacity, power and authority to enter into this deed and to perform its obligations set out herein, and this deed has been duly authorised, executed and delivered by Aurora and this deed has been, and will, on the

Effective Date be, a legal, valid and binding obligation of Aurora enforceable against Aurora in accordance with its terms except that the validity, binding effect and enforceability of the terms of agreements and documents are subject to the qualification that such validity, binding effect and enforceability may be limited by: (i) applicable bankruptcy, insolvency, moratorium, reorganisation or other laws affecting creditors’ rights generally; (ii) equitable remedies, including the remedies of specific performance and injunctive relief, being available only in the discretion of the applicable court; (iii) the statutory and inherent powers of a court to grant relief from forfeiture, to stay execution of proceedings before it and to stay executions on judgements; (iv) the applicable laws regarding limitations of actions; (v) enforceability of provisions which purport to sever any provision which is prohibited or unenforceable under applicable law without affecting the enforceability or validity of the remainder of such document would be determined only in the discretion of the court; (vi) enforceability of the provisions exculpating a party from liability or duty otherwise owned by it may be limited under applicable law; and (vii) that rights to indemnity, contribution and waiver under the documents may be limited or unavailable under applicable law;

(m)                  Aurora is not in material default or breach of any agreements which are required by Aurora to carry on its business as now conducted by it or as presently proposed to be conducted by it, other than as disclosed in Public Records or the Disclosure Materials;

(n)                      Aurora is not in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of this deed by Aurora or any of the transactions contemplated hereby does not and will not result in any breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under: (i) any term or provision of its constituent documents; (ii) any material indenture, mortgage, note, contract, agreement (written or oral), instrument, or lease to which Aurora is bound other than the Aurora RCF; or (iii) any judgment, decree, order, statute, rule or regulation applicable to Aurora, in force or, to the knowledge of Aurora, proposed to be in force, and Aurora is not in default or breach of any of the terms, documents, agreements or other items referred to in paragraph (i), (ii) or (iii) above which default or breach might reasonably be expected to have a Material Adverse Effect;

(o)                      neither Aurora nor any of its Material Subsidiaries have any liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, which are not disclosed or referred to in the Financial Statements, Public Record or referred to or disclosed herein, other than liabilities, obligations, indebtedness or commitments: (i) incurred in the normal course of business; and (ii) which would not have a Material Adverse Effect;

(p)                      the Financial Statements and the respective notes thereto:

i.                 present fairly, in all material respects, the financial position of Aurora on a consolidated basis (if applicable) and the statements of operations, retained earnings, cash flow from operations and changes in financial information of Aurora, on a consolidated basis (if applicable) for the periods specified in such Financial Statements;

ii.              have been prepared in conformity with IFRS applied on a consistent basis throughout the periods involved; and

iii.           do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the Financial Statements;

(q)                      other than as disclosed in the Financial Statements or Public Record, Aurora is not party to any related party transactions required to be disclosed under IFRS or applicable securities laws, other than remuneration arrangements with officers and employees disclosed to Bidder;

(r)                         Aurora had made available to Aurora’s independent reserves evaluator, Ryder Scott Company, L.P. (Ryder Scott), prior to the issuance of the Aurora Reserves Report, for the purpose of preparing the Aurora Reserves Report, all information requested by Ryder Scott, which information did not contain any material misrepresentation at the time such information was provided. Except with respect to changes in commodity prices and royalties. Aurora believes that the Aurora Reserves Report reasonably presents the quantity and pre-tax present worth values on an aggregate basis of the oil and gas reserves attributable to the crude oil, natural gas liquids and natural gas properties evaluated in such report as at 30 December 2013 based upon information available at the time the Aurora Reserves Report was prepared, and Aurora believes that at the date of such report it did not (and as of the date hereof, except as may be attributable to changes in commodity prices and production, since the date of such report does not) overstate the aggregate quantity or pre-tax present worth values of such reserves or the estimated monthly production volumes therefrom;

(s)                        all material bonuses, commissions, salaries and other amounts owing to employees are reflected and have been accrued in the books of account of Aurora or have been provided in the Disclosure Materials or have otherwise been disclosed to Bidder;

(t)                         there are no actions, suits, proceedings or inquiries pending or to the knowledge of Aurora, threatened against or affecting Aurora or any of its Material Subsidiaries, at law or in equity or before or by any Government Agency which in any way has a Material Adverse Effect and Aurora is not aware of any existing ground on which such action, suit, proceeding or inquiry might be commenced with any reasonable likelihood of success;

(u)                      neither Aurora nor any of its Material Subsidiaries has any loans or other indebtedness outstanding which have been made to or from any of their respective shareholders, officers, directors or employees or any other person not dealing at arm’s length with Aurora that are currently outstanding;

(v)                      no officer, director, employee or any other person not dealing at arm’s length with Aurora or, to the knowledge of Aurora, any associate or affiliate of any such person, owns, has or is entitled to any encumbrances on, or claims of any nature whatsoever to, the assets of Aurora;

(w)                    although it does not warrant title, Aurora does not have reason to believe that Aurora and its Related Bodies Corporate do not have title to or the right to produce and sell their petroleum, natural gas and related hydrocarbons (for the purpose of this subsection, the foregoing are referred to as the Interest) and does represent and warrant that the Interest is free and clear of adverse claims created by, through or under Aurora, except as disclosed in the Public Record or those arising in the ordinary course of business, and that, to its knowledge, Aurora holds the Interest under valid and subsisting leases, licenses, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements except where the failure to so hold its Interest would not have a Material Adverse Effect on Aurora or its material properties or assets;

(x)                      except with respect to Permitted Liens, Aurora is not aware of any defects, failures or impairments in the title of Aurora to its crude oil, natural gas liquids and natural gas properties, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could have a material adverse effect on:

i.                  the quantity and net present values of crude oil, natural gas liquids and natural gas reserves of Aurora;

ii.               the current production volumes of Aurora; or

iii.            the current cash flow of Aurora;

(y)                      except for agreements relating to financial advisory roles by Goldman Sachs Australia Pty Ltd and Credit Suisse (Australia) Limited or the appointment and retention of legal advisers, Aurora has not incurred any material obligation or liability, contingent or otherwise, for brokerage fees, finder’s fees, agents’ commission or other forms of compensation with respect to the transactions contemplated herein for which Aurora will have any material liability or obligation other than with respect to this deed;

(z)                       no Securities Commission, other commission (including ASIC) or similar regulatory authority, the ASX, the TSX or other exchange in Canada or the United States has issued any order which is currently outstanding preventing or suspending trading in any Aurora Shares, no such proceeding is, to the knowledge of Aurora, pending, contemplated or threatened (other than as a result of the Scheme) and Aurora is not in default of any material requirement of applicable securities laws of the provinces of Canada, or Australia;

(aa)               there are as at the date of this deed 448,785,778 issued Aurora Shares, which shares are validly issued and fully paid.  Aurora has also agreed to issue Aurora Shares pursuant to existing awards and 2014 Awards under the Aurora 2011 Long Term Incentive Plan, and on exercise of the Options and Performance Rights;

(bb)               other than pursuant to the awards under the Aurora 2011 Long Term Incentive Plan and Options, no person holds any securities convertible into or exchangeable for Aurora Shares or has any agreement, warrant, option, right or privilege being or capable of becoming an agreement, warrant, option or right (whether or not on condition(s)) for the purchase or other acquisition of any unissued Aurora Shares or other securities of Aurora, except in respect of an aggregate of 7,150,000  Aurora Shares issuable upon exercise of currently outstanding Options to acquire Aurora Shares and a maximum of 2,348,808 Aurora Shares issuable upon vesting of Performance Rights (a minimum of 246,235 Performance Rights will lapse if the Scheme proceeds, as set out in Schedule 2);

(cc)                 Aurora does not have in place a shareholder rights protection plan;

(dd)               Aurora is not a party to any unanimous shareholders agreement, pooling agreement, voting trust or other similar type of arrangements in respect of outstanding securities of Aurora;

(ee)                 neither Aurora, nor any of its Subsidiaries have, directly or indirectly, in breach of any Laws:

i.                  made or authorised any contribution, payment or gift of funds or property to any official, employee or agent of any governmental agency, authority or instrumentality of any jurisdiction; or

ii.              made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the Canada Corruption of Foreign Public Officials Act (Canada) or the Proceeds of Crime (Money Laundering) and

Terrorist Financing Act (Canada) or the rules and regulations promulgated thereunder or under any other legislation of any relevant jurisdiction covering a similar subject matter applicable to Aurora and its operations and have instituted and maintained policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with such legislation;

(ff)                   Aurora has not been, nor to the best knowledge of Aurora, has any director, officer, agent, employee, affiliate or person acting on behalf of Aurora been or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department (“OFAC”); and neither Aurora nor any of its Subsidiaries nor any director, officer agent, employee affiliate or person acting on behalf of Aurora or any of its Subsidiaries, is an individual or entity that is, or is owned or controlled by a person that is (i) the subject of any sanctions, nor (ii) located, organized or resident in a country or territory that is the subject of sanctions (including, without limitation, Burma/Myanmar, Cuba, Iran, North Korea, Sudan and Syria);

(gg)                 other than as disclosed in the Public Record or in the Disclosure Materials, neither Aurora nor any of its Material Subsidiaries currently has any outstanding material Swaps other than commodity hedging compliant with Aurora’s hedging policy as disclosed to Bidder before the date of this deed and entered into in the ordinary course of business;

(hh)               Aurora maintains such policies of insurance as are appropriate to its operations, property and assets, in such amounts and against such risks as are customarily carried and insured against by owners of comparable businesses and assets. All such policies of insurance will at or prior to the Effective Date be in full force and effect and Aurora is not in material default, as to the payment of premiums or otherwise, under the terms of any such policy;

(ii)                       Aurora has not received notice from any Government Agency of any material restriction on its ability to conduct its business as it is currently conducted or proposed to be conducted, or to own, lease or operate its material properties and assets;

(jj)                     to the knowledge of Aurora, the properties and assets of Aurora and its Subsidiaries are free and clear of all mortgages, pledges, liens, charges and encumbrances other than Permitted Liens and, other than Permitted Liens, Aurora and its Subsidiaries have not done any act or suffered or permitted any action to be done whereby any person has acquired or may acquire an interest in or to the material properties and assets of Aurora or its Subsidiaries, nor has it done any act, omitted to do any act or permitted any act to be done that may adversely affect or defeat its title to any of its material properties or assets, other than as contemplated by this Transaction or expressly permitted by this deed; and

(kk)               Aurora is the legal and beneficial owner of all of the outstanding shares of its Subsidiaries. Aurora has good title to all of the shares in the Subsidiaries of Aurora free from all mortgages, pledges, liens, charges and encumbrances, other than as contemplated by the Aurora RCF. There are no options, warrants or other rights, shareholder or unitholder rights plans, agreements or commitments requiring the issuance, sale or transfer by any of Aurora’s Subsidiaries of any securities of Aurora’s Subsidiaries or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of any of Aurora’s Subsidiaries. All outstanding securities of Aurora’s Subsidiaries have been duly authorised and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

10.3              Qualifications to Aurora Representations and Warranties

The Aurora Representations and Warranties are subject to matters which have been Fairly Disclosed in the Disclosure Materials or in any announcement to or filing with ASX, TSX, SEDAR or ASIC prior to the date of this deed.  In respect of those matters and without limiting the obligations of Aurora under clause 3.5(c)(ii), Bidder agrees that there will be no breach of an Aurora Representation and Warranty, and it will not have any claim against Aurora or any Aurora Indemnified Party, if such a matter would make an Aurora Representation and Warranty untrue or incorrect or misleading or deceptive in any respect.

10.4              Survival of Representations and Warranties

Each Representation and Warranty:

(a)                      is severable;

(b)                      survives termination of this deed; and

(c)                       is given with the intent that liability thereunder will not be confined to breaches which are discovered prior to the date of termination of this deed.

10.5              Timing of Representations and Warranties

(a)                      Subject to clause 10.5(d), each Representation and Warranty (other than the Representations and Warranties referred to in clause 10.5(b)) is given at the date of this deed, the date of Equity Closing and at 8:00am on the Second Court Date (except where any statement is expressed to be made only at a particular date).

(b)                      Subject to clause 10.5(d), each Aurora Representation and Warranty in clauses 10.2(b)-(h), (k), (m), (o), (q)-(z) and (cc)-(jj) (inclusive) is given at the date of this deed and the date of Equity Closing (except where any statement is expressed to be made only at a particular date).

(c)                       For the purposes of clauses 10.5(a) and 10.5(b), a Representation and Warranty shall be read with any necessary adjustments to the tense used in the Representation and Warranty.

(d)                      The Representations and Warranties will not be given on the date of the Equity Closing  if the relevant date does not occur prior to 31 March 2014.

11                        Releases

11.1              Release of Aurora Indemnified Parties

(a)                      Subject to clause 11.1(b), Bidder releases any and all rights that it may have, and agrees with Aurora that it will not make any claim, against any Aurora Indemnified Party as at the date of this deed in connection with:

(i)                         any breach of any covenant, representation or warranty given by Aurora under this deed;

(ii)                      any disclosures containing any statement which is false or misleading (whether by omission or otherwise); or

(iii)                   any failure to provide information,

except where an Aurora Indemnified Party has not acted in good faith or has engaged in wilful misconduct. To avoid doubt, nothing in this clause 11.1(a) limits the rights of Bidder to terminate this deed under clause 12.

(b)                      The release in clause 11.1(a) is subject to any restriction imposed by law and will be read down to the extent that any such restriction applies.

(c)                       To the extent that clause 11.1(a) relates to an Aurora Indemnified Party, Aurora receives and holds the benefit of the clause as trustee for that Aurora Indemnified Party.

11.2              Release of Bidder Indemnified Parties

(a)                      Subject to clause 11.2(b), Aurora releases any and all rights that it may have, and agrees with Bidder that it will not make any claim, against any Bidder Indemnified Party as at the date of this deed in connection with:

(i)                         any breach of any covenant, representation or warranty given by Bidder under this deed;

(ii)                      any disclosures containing any statement which is false or misleading (whether by omission or otherwise); or

(iii)                   any failure to provide information,

except where a Bidder Indemnified Party has not acted in good faith or has engaged in wilful misconduct. To avoid doubt, nothing in this clause 11.2 limits the rights of Aurora to terminate this deed under clause 12.

(b)                      The release in clause 11.2(a) is subject to any restriction imposed by law and will be read down to the extent that any such restriction applies.

(c)                       To the extent that clause 11.2(a) relates to a Bidder Indemnified Party, Bidder receives and holds the benefit of the clause as trustee for that Bidder Indemnified Party.

11.3              Deeds of indemnity and insurance

(a)                      Subject to implementation of the Scheme and to clause 11.3(b), Bidder:

(i)                           must for a period of 7 years from the Implementation Date, ensure that the constitutions of Aurora and the other members of the Aurora Group, while those entities exist, continue to contain such rules as are contained in those constitutions at the date of this deed in respect of the indemnification of directors and officers; and

(ii)                        must procure that Aurora and each member of the Aurora Group, while those entities exist, complies with and preserves the rights under any deeds of indemnity, access and insurance made by them in favour of their respective directors and officers from time to time; and

(iii)                     acknowledges that nothing in this deed restricts Aurora obtaining a directors’ and officers’ run-off insurance policy for a period of 7 years from the resignation or retirement date of each Aurora Director resigning under clause 5.6(a).

(b)                      The undertaking in clause 11.3(a) is subject to any restriction imposed by law and will be read down to the extent that any such restriction applies.

(c)                       To the extent that this clause 11.3 relates to an Aurora Indemnified Party, Aurora receives and holds the benefit of the clause as trustee for that Aurora Indemnified Party.

12                        Termination

12.1              Termination by either party

At any time before 8:00am on the Second Court Date, either party may terminate this deed:

(a)                      in accordance with clause 3.4;

(b)                      if the other party commits a material breach of this deed, provided that:

(i)                         it has given written notice to the other party setting out the relevant circumstances and stating an intention to terminate this deed; and

(ii)                      the relevant circumstances have not been remedied or rectified for 20 Business Days from the time such notice is given (or any shorter period ending at 5:00pm on the Business Day before the Second Court Date).

(c)                       Termination under clause 12.1(b) will be deemed to take effect at the expiry of the period referred to in clause 12.1(b)(ii).

(d)                      For the avoidance of doubt, a party may not terminate this deed under this clause 12.1 for breach of a Representation and Warranty. Such matters are dealt with in clauses 12.2 and 12.3.

12.2              Termination by Bidder

Bidder may terminate this deed, with immediate effect, at any time before 8:00am on the Second Court Date by notice in writing to Aurora if:

(a)                      two or more Aurora Directors publicly:

(i)                           withdraw or adversely change their Recommendation or Voting Intention; or

(ii)                        recommend, promote or otherwise endorse a Competing Proposal,

in each case in any circumstances (including following the occurrence of one of the events referred to in clause 7.2(a));

(b)                      at the time they were made the Aurora Representations and Warranties were not true and correct in all material respects, provided that:

(i)                         Bidder has given written notice to Aurora setting out the relevant circumstances and stating an intention to terminate this deed; and

(ii)                      the relevant circumstances have not been remedied or rectified for 20 Business Days from the time such notice is given (or any shorter period ending at 5:00pm on the Business Day before the Second Court Date).

(c)                       Termination under clause 12.2(b) will be deemed to take effect at the expiry of the period referred to in clause 12.2(b)(ii).

12.3              Termination by Aurora

Aurora may terminate this deed, with immediate effect, by notice in writing to Bidder if

(a)                      at any time before 8:00am on the Second Court Date, two or more of the Aurora Directors publicly:

(i)                           withdraw or adversely change their Recommendation or Voting Intention; or

(ii)                        recommend a Competing Proposal,

in each case provided that this happens following the occurrence of one of the events referred to in clause 7.2(a) and Aurora has paid the Break Fee if expressly required to do so under this deed; or

(b)                      at the time they were made the Bidder Representations and Warranties were not true and correct in all material respects, provided that:

(i)                         Aurora has given written notice to Bidder setting out the relevant circumstances and stating an intention to terminate this deed; and

(ii)                      the relevant circumstances have not been remedied or rectified for 20 Business Days from the time such notice is given (or any shorter period ending at 5:00pm on the Business Day before the Second Court Date).

(c)                       Termination under clause 12.3(b) will be deemed to take effect at the expiry of the period referred to in clause 12.1(b)(ii).

12.4              Termination by written agreement

This deed may be terminated by the written agreement of the parties, on such terms as the parties agree.

12.5              Effect of termination

If this deed is terminated by either party in accordance with this clause 12, this deed will cease to have force and effect without any liability or obligation on the part of either party, except that:

(a)                      this clause 12 and clauses 9, 10, 11, 13, 15, 16.1, 16.2, 16.3 and 16.4, and Schedule 1, shall survive termination; and

(b)                      each party shall retain any rights and remedies that accrued prior to termination, including any rights and remedies in respect of any past breach of this deed or (if applicable) in respect of the breach giving rise to termination.

13                        Confidentiality

Each party acknowledges and agrees that:

(a)                      nothing in this deed derogates from its rights and obligations, or the rights and obligations of Bidder and Aurora under the Confidentiality Deed;

(b)                      the Confidentiality Deed continues to apply with full force and effect; and

(c)                       any information provided under this deed is subject to the terms of the Confidentiality Deed.

14                        Duty, costs and expenses

14.1              Duty

Bidder:

(a)                      must pay all duties and any related fines and penalties in respect of this deed, the performance of this deed and each transaction contemplated by this deed; and

(b)                      indemnifies Aurora against any liability arising from or in connection with any failure by it to comply with clause 14.1(a).

14.2              Costs and expenses

Except as otherwise provided in this deed, each party must pay its own costs and expenses in connection with the negotiation, preparation, execution and performance of this deed and the proposed, attempted or actual implementation of the Transaction. The parties will equally share the costs of any filing fee required under the HSR Act.

15                        GST

15.1              Interpretation

In this clause 15, a word or expression defined in the A New Tax System (Goods and Services Tax) Act 1999 (Cth) has the meaning given to it in that legislation.

15.2              GST gross up

(a)                      Subject to clause 15.2(b), if a party makes a supply under or in connection with this deed in respect of which GST is payable, the consideration for the supply but for the application of this clause 15.2 (GST exclusive consideration) is increased by an amount equal to the GST exclusive consideration multiplied by the rate of GST prevailing at the time the supply is made.

(b)                      Clause 15.2(a) does not apply to any consideration that is expressed in this deed to be inclusive of GST.

15.3              Reimbursements and indemnifications

If a party must reimburse or indemnify another party for a Loss, the amount to be reimbursed or indemnified is first reduced by any input tax credit the other party is entitled to for the Loss, and then increased in accordance with clause 15.2.

15.4              Tax invoice

A party need not make a payment for a taxable supply made under or in connection with this deed until it receives a tax invoice for the supply to which the payment relates.

16                        General

16.1              Notices

(a)                      A notice, consent, approval, waiver or other communication sent by a party under this deed (Notice) must be:

(i)                           in writing;

(ii)                        signed by an authorised representative of the sender; and

(iii)                     marked for the attention of the person named below,

and must be:

(iv)                    left at, or sent by prepaid ordinary post (or by airmail if posted to or from a place outside Australia) to, the party or Agent’s address set out below; or

(v)                       sent by email to the address set out below.

Aurora

Attention:	Graham Dowland

Address:	Level 1, 338 Barker Rd, Subiaco, WA, 6008

Email:	GDowland@auroraoag.com.au

with a copy (for information purposes only) to:

npathak@gtlaw.com.au, sturner@gtlaw.com.au and DWasylucha@auroraoag.com.au (by email)

Bidder

Attention:	Murray Desrosiers

Address:	Centennial Place, East Tower, 2800, 520 – 3rd Avenue S.W., Calgary, Alberta

Email:	murray.desrosiers@baytex.ab.ca

with a copy (for information purposes only) to:

jeremy.wickens@nortonrosefulbright.com (by email)

Bidder irrevocably appoints Norose Notices Australia Pty Ltd ACN 158029586 of Level 16, ‘Grosvenor Place’, 225 George Street, Sydney, NSW 2000 (Agent) as its agent for the service of process in Australia in relation to any matter arising out of this deed. Prior to Bidder or Nominee depositing the aggregate amount of the Scheme Consideration payable to all of the Scheme Shareholders in cleared funds into the Trust Account, if Agent ceases to be able to act as such or have an address in Australia, Bidder agrees to appoint a new process agent in Australia and to provide Aurora a copy of a written acceptance of appointment by the process agent, upon receipt of which the new appointment becomes effective for the purpose of this deed and Bidder must inform Aurora in writing of any change in the address of its process agent within 20 Business Days of the change.

(b)                      Subject to clause 16.1(c), a Notice is taken to be received:

(i)                           if sent by delivery, when it is delivered;

(ii)                        if sent by post, three days after posting (or seven days after posting if sent from one country to another); or

(iii)                     if sent by email:

(A)                     when the sender receives an automated message confirming delivery; or

(B)                     four hours after the time sent (as recorded on the device from which the email was sent), provided that the sender does not receive an automated message that the email has not been delivered, whichever happens first.

(c)                       If a Notice is received or taken to be received under clause 16.1(b):

(i)                           before 9:00am on a Business Day, it will be taken to be received at 9:00am on that Business Day; or

(ii)                        after 5:00pm on any day or on a day other than a Business Day, it will be taken to be received at 9:00am on the next Business Day.

16.2              Governing law and jurisdiction

(a)                      This deed is governed by the laws of Western Australia.

(b)                      Each party irrevocably submits to the non-exclusive jurisdiction of the courts of Western Australia and courts competent to hear appeals from those courts.

16.3              No representation or reliance

(a)                      Each party acknowledges that no party (nor any person acting on its behalf) has made any representation or other inducement to it to enter into this deed, except for representations or inducements expressly set out in this deed and (to the maximum extent permitted by law) all other representations, warranties and conditions implied by statute or otherwise in relation to any matter relating to this deed, the circumstances surrounding the parties’ entry into it and the transactions contemplated by it are expressly excluded.

(b)                      Each party acknowledges and confirms that it does not enter into this deed in reliance on any representation or other inducement by or on behalf of any other person, except for any representation or inducement expressly set out in this deed.

16.4              No merger

The rights and obligations of the parties do not merge on completion of the Transaction.  They survive the execution and delivery of any assignment or other document entered into for the purpose of implementing the Transaction.

16.5              Waivers and consents

(a)                      Failure to exercise or enforce, a delay in exercising or enforcing, or the partial exercise or enforcement of any right, power or remedy provided by law or under this deed by any party does not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement, of that or any other right, power or remedy provided by law or under this deed.

(b)                      Any waiver or consent given by a party under this deed is only effective and binding on that party if it is given or confirmed in writing by that party.

(c)                       No waiver of a breach of any term of this deed operates as a waiver of another breach of that term or of a breach of any other term of this deed.

(d)                      Except where this deed expressly provides otherwise, where the consent of a party is required under this deed, such consent may be given or withheld in that party’s absolute discretion.

16.6              Variation

This deed may only be varied by a document signed by or on behalf of each of the parties.

16.7              Assignment

A party may not assign, novate or otherwise transfer any of its rights or obligations under this deed without the prior written consent of the other party.

16.8              Further action

Each party will do all things and execute all further documents necessary to give full effect to this deed, at their own expense.

16.9              Entire agreement

This deed supersedes all previous agreements, understandings, negotiations or deeds (other than the Confidentiality Deed) in respect of its subject matter and embodies the entire agreement between the parties.

16.10       Severability

If the whole or any part of a provision of this deed is void, unenforceable or illegal in a jurisdiction, it is severed for that jurisdiction but only to the extent that it is void, unenforceable or illegal and provided that it will have full force and effect in any other jurisdiction.  Where a provision (or any part thereof) is severed in a jurisdiction, the remainder of this deed shall have full force and effect in that (and any other) jurisdiction.

This clause 16.10 does not apply to any severance that alters the basic nature of this deed or is contrary to public policy.

16.11       Counterparts

This deed may be executed in any number of counterparts.  All counterparts together will be taken to constitute one instrument.

16.12       Remedies and indemnities

The rights and remedies in this deed are in addition to other rights and remedies given by law independently of this deed.  The indemnities in this deed are continuing obligations, independent from the other obligations of the parties under this deed and continue after this deed ends.  It is not necessary for a party to incur an expense or make payment before enforcing a right to an indemnity under this deed.

For the purpose of this deed Aurora is taken to be acting as agent and trustee on behalf of and for the benefit of all Aurora Indemnified Parties, and all those persons are to this extent taken to be parties to this deed.

Schedule 1                                                                        Dictionary

2014 Budget means Aurora board-approved budget for the 2014 financial year.

Aggregate Scheme Consideration means the amount calculated by multiplying the number of Scheme Shares by the Scheme Consideration.

Agreed Announcements means the announcements in relation to the Transaction (and any Financing) to be made by Aurora and Bidder following execution of this deed in accordance with clause 6, the form of which has been agreed between the parties prior to execution of this deed.

ASIC means the Australian Securities and Investments Commission.

associate has the meaning given in section 12 of the Corporations Act.

ASX means ASX Limited (ABN 98 008 624 691) or, where the context requires, the financial market operated by it known as the “Australian Securities Exchange”.

Aurora Board means the board of directors of Aurora.

Aurora Director means a director of Aurora.

Aurora Group means Aurora and each of its Related Bodies Corporate.

Aurora Indemnified Party means Aurora, a Related Body Corporate of Aurora or a director, officer, employee or adviser of a member of the Aurora Group.

Aurora Information means all the information in the Scheme Booklet other than the Bidder Information and Independent Expert’s Report.

Aurora Notes means Aurora’s US$365,000,000 aggregate principal amount 9.875% senior notes due 2017 and the US$300,000,000 aggregate principal amount 7.50% senior notes due 2020.

Aurora RCF means the US$300,000,000 revolving credit facility established under the Credit Agreement among Aurora US as borrower, Aurora, UBS AG, Stamford Branch, as administrative agent and others.

Aurora Representations and Warranties means the representations and warranties set out in clause 10.2.

Aurora Reserves Report means the independent engineering report dated 31 January 2014 and effective 31 December 2013 prepared by Ryder Scott Company, L.P. evaluating the oil, NGL and natural gas reserves attributable to the properties of Aurora.

Aurora Share means a fully paid ordinary share in the capital of Aurora.

Aurora Shareholder means a holder of one or more Aurora Shares, as shown in the register of members maintained by (or on behalf of) Aurora in accordance with the Corporations Act.

Aurora US means Aurora USA Oil & Gas, Inc.

Bidder Group means Bidder and each of its Related Bodies Corporate.

Bidder Indemnified Party means a Related Body Corporate of Bidder or a director, officer, employee or adviser of a member of the Bidder Group.

Bidder Information means information regarding the Bidder Group provided by Bidder to Aurora in writing for inclusion in the Scheme Booklet, which must include information in relation to Bidder, the funding of the Scheme Consideration and Bidder’s intentions in relation to the Aurora Group and its business (including the Aurora Group’s employees and assets), and includes any information contained in the Scheme Booklet that is solely based on any information so provided by Bidder.

Bidder Insolvency Event means:

(a)                      Bidder resolving that it be wound up or the making of an application or order for the winding up or dissolution of Bidder other than where the application or order (as the case may be) is set aside within 14 days;

(b)                      a liquidator or provisional liquidator of Bidder being appointed;

(c)                       a court making an order for the winding up of Bidder;

(d)                      an administrator of Bidder being appointed under the Corporations Act;

(e)                       Bidder is or becomes unable to pay its debts when they fall due within the meaning of the Corporations Act or is otherwise presumed to be insolvent under the Corporations Act unless that company has, or has access to, committed financial support from its parent entity such that it is able to pay its debts;

(f)                        Bidder executing a deed of company arrangement;

(g)                       a receiver, or a receiver and manager, being appointed in relation to the whole, or a substantial part, of the property of Bidder;

(h)                      Bidder being deregistered as a company or otherwise dissolved; or

(i)                          anything having a substantially similar effect to any event or circumstance referred to in subparagraphs (a) to (h) above happens in respect of Bidder under the law of any jurisdiction.

Bidder Representations and Warranties means the representations and warranties set out in clause 10.1.

Break Fee means $18.8 million.

Business Day has the meaning given in the Listing Rules.

Claim means a demand, claim, action or proceeding, however arising and whether present, unascertained, immediate, future or contingent, including any claim for specific performance.

Competing Proposal means any proposed or potential transaction or arrangement (including any takeover bid, scheme of arrangement, share or asset sale, capital reduction or buy back, joint venture or dual listed company structure) under which a Third Party would, if completed:

(a)                      directly or indirectly acquire Control of, or merge with, Aurora;

(b)                      directly or indirectly acquire or obtain an economic interest in 50% or more of the fair market of the assets or business of Aurora and its Related Bodies Corporate as a whole;

(c)                       directly or indirectly acquire a Relevant Interest in, become the holder of or obtain an economic interest in 50% or more of the Aurora Shares;

(d)                      directly or indirectly acquire or obtain an economic interest in a material part of the business of Aurora and its Subsidiaries as a whole;

(e)                       otherwise acquire or merge with Aurora through a takeover bid, scheme of arrangement, amalgamation, merger, capital reconstruction, consolidation, purchase of main undertaking or other business combination; or

(f)                        be issued 50% of the shares or other securities in Aurora (on a fully diluted basis) as consideration for cash or the assets or securities of another person.

condition precedent means a condition set out in clause 3.1.

Confidentiality Deed means the confidentiality agreement between Bidder and Aurora dated 26 November 2013.

Control has the meaning given in section 50AA of the Corporations Act.

Corporations Act means the Corporations Act 2001 (Cth).

Corporations Regulations means the Corporations Regulations 2001 (Cth).

Court means the Federal Court of Australia or such other court of competent jurisdiction under the Corporations Act agreed to in writing by Aurora and Bidder.

Court Documents means the documents which Aurora determines (acting reasonably) are required for the purposes of a Court Hearing, which may include originating process, affidavits, submissions and draft minutes of Court orders.

Court Hearing means the First Court Hearing or Second Court Hearing (as applicable), and Court Hearings means both of them.

Deed Poll means the deed poll to be entered into by Bidder and Nominee pursuant to clauses 4.3(b) and 5.2(h), under which Bidder and Nominee covenant in favour of Scheme Shareholders to provide or procure the provision of the Scheme Consideration in accordance with the terms of the Scheme, in the form of Attachment C.

Disclosure Materials means:

(a)                      the documents and information contained in the Aurora Firmex online data room and Scotia online data rooms and made available to Bidder, its shareholders and their respective Representatives in physical or electronic form; and

(b)                      the written answers to requests for further information made by Bidder, its shareholders and their respective Representatives including via electronic mail.

Effective means the coming into effect, under section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) in relation to the Scheme.

Effective Date means the date on which the Scheme becomes Effective.

End Date means 30 June 2014 or such later date as agreed by Aurora and Bidder.

Equity Closing means the closing of the equity raising under the Underwriting Agreement dated on or about the date of this deed.

Excluded Shareholder means the Bidder and any Aurora Shareholder who is an associate of Bidder.

Exclusivity Period means the period from 9:00am on the date of execution of this deed to the earlier of:

(a)                      the valid termination of this deed under clause 12; and

(b)                      the End Date.

Fairly Disclosed means any information disclosed by Aurora to Bidder which made, or which could reasonably be expected to have made Bidder (acting reasonably) aware of the nature of the matter concerned and the fact it may have financial, operational or other consequences to Aurora.

Finance Document means the commitment letter from Bank of Nova Scotia to Bidder dated on or about the date of this deed.

Financial Statements means:

(a)                      the audited annual consolidated financial statements of Aurora for the financial year ended 31 December 2012, together with the notes thereto and auditor’s report thereon; and

(b)                      the unaudited interim consolidated financial statements of Aurora for the interim period ended 30 September 2013 together with the notes thereto.

Financing means the secured credit facility to be arranged by the Bank of Nova Scotia pursuant to the Finance Document (or the formal secured credit facility agreements) and Bidder’s underwritten equity raising pursuant to the Underwriting Agreement.

First Court Date means the first day on which an application made to the Court for an order under section 411(1) of the Corporations Act directing Aurora to convene the Scheme Meeting is heard, with such hearing being the First Court Hearing.

Government Agency means any foreign or Australian government or governmental, semi-governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity, or any minister of the Crown in right of the Commonwealth of Australia or any state, or any other federal, state, provincial, local or other government, whether foreign or Australian.

GST exclusive consideration has the meaning given in clause 15.2(a).

Headcount Test means the requirement under section 411(4)(a)(ii)(A) of the Corporations Act that the resolution is passed at the Scheme Meeting by a majority in number of Aurora Shareholders present and voting, either in person or by proxy.

HSR Act means Hart-Scott-Rodino Antitrust Improvements Act of 1976 (U.S.), as amended.

IFRS means International Financial Reporting Standards.

Implementation Date means the fifth Business Day after the Scheme Record Date or such other day as the parties agree in writing.

Independent Expert means the independent expert to be appointed by Aurora to prepare the Independent Expert’s Report in accordance with clause 5.1(a).

Independent Expert’s Report means the report to be prepared and issued by the Independent Expert in connection with the Scheme for inclusion in the Scheme Booklet.

Laws means all laws, statutes, regulations, by-laws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices, directions (including all applicable Australian, Canadian and US securities laws), and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Agency, statutory body or self-regulatory authority (including the ASX, TSX and the NYSE, as applicable).

Listing Rules means the official listing rules of ASX.

Loss means all claims, demands, damages, losses, costs, expenses and liabilities.

Material Adverse Change means one or more changes, events, occurrences or matters which (whether individually or when aggregated with all such changes, events, occurrences or matters of a like kind) has had or is reasonably likely to have a material adverse effect on the business, liabilities, assets, financial or trading position of the Aurora Group, taken as a whole, other than changes, events, occurrences or matters:

(a)                      required or expressly permitted by this deed or the Scheme;

(b)                      Fairly Disclosed in the Disclosure Materials or in any announcement to or filing with ASX, TSX, SEDAR or ASIC prior to the date of this deed;

(c)                       consented to in writing by Bidder; or

(d)                      arising from:

(i)                         changes in commodity prices, exchange rates or interest rates;

(ii)                      general economic, political or business conditions in Australia, Canada, the United States or elsewhere, including material adverse changes or major disruptions to, or fluctuations in, domestic or international financial markets, and acts of terrorism, war (whether or not declared), natural disaster or the like; or

(iii)                   changes to accounting standards, laws or policies of a Government Agency in Australia, Canada, the United States or elsewhere; or

(e)                       which comprise a change in the market trading price of Aurora Shares, either: (i) related to this deed and the Scheme or the announcement thereof; or (ii) related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from this definition of Material Adverse Change.

Material Adverse Effect means any effect on or change in either the Aurora Group, or the business of the Aurora Group taken as a whole, that is or is reasonably likely to be materially adverse to the results of operations or the business, financial condition, assets or liabilities of the Aurora Group taken as a whole.

Material Subsidiaries means the Subsidiaries of Aurora the assets of which constitute more than 10% of the consolidated assets of Aurora as at 30 September 2013 or the total revenues of which constitute more than 10% of the consolidated revenues of Aurora for the year ended 30 September 2013.

Nominee has the meaning given to it in clause 4.3.

Notice has the meaning given in clause 16.1(a).

Options means the options set out in Schedule 3.

Performance Rights means the performance rights set out in Schedule 3.

Permitted Lien means those liens permitted by section 9.03 of the credit agreement governing the Aurora RCF, as in effect on the date hereof, and:

(a)                      liens for taxes, assessments or other governmental charges or levies;

(b)                      liens in connection with workers’ compensation, unemployment insurance or other social security, old age pension or public liability obligations;

(c)                       statutory landlord’s liens, operators’, vendors’, carriers’, warehousemen’s, repairmen’s, mechanics’, suppliers’, workers’, materialmen’s, construction or other like liens arising by operation of law in the ordinary course of business or incident to the exploration, development, operation and maintenance of oil and gas properties; or

(d)                      contractual liens which arise in the ordinary course of business under real property leases, operating agreements, joint venture agreements, oil and gas partnership agreements, oil and gas leases, farm-out agreements, division orders, contracts for the sale, transportation or exchange of oil and natural gas, unitization and pooling declarations and agreements, area of mutual interest agreements, overriding royalty agreements, marketing agreements, processing agreements, net profit agreements, development agreements, gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or other geophysical permits or agreements, and other agreements which are usual and customary in the oil and gas business and are for claims, which are not delinquent or which are being contested in good faith by appropriate action and for which adequate reserves have been maintained, provided that any such lien referred to in this clause does not materially impair the use of the property covered by such lien for the purposes for which such property is held by a member of the Aurora Group or materially impair the value of such property subject thereto;

(e)                       liens relating to banker’s liens, rights of set-off or similar rights and remedies and burdening only deposit accounts or other funds maintained with a creditor depository institution, provided that no such deposit account is a dedicated cash collateral account or is subject to restrictions against access by the depositor in excess of those set forth by regulations promulgated by Aurora and no such deposit account is intended by a member of the Aurora Group to provide collateral to the depository institution;

(f)                        easements, restrictions, servitudes, permits, conditions, covenants, exceptions or reservations in any property of Aurora Group that do not secure any monetary obligations;

(g)                       liens on cash or securities pledged to secure performance of tenders, surety and appeal bonds, government contracts, performance and return of money bonds,

bids, trade contracts, leases, statutory obligations, regulatory obligations and other obligations of a like nature incurred in the ordinary course of business;

(h)                      liens arising from precautionary financing statement filings; and

(i)                          judgment and attachment liens provided that any appropriate legal proceedings which may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceeding may be initiated shall not have expired and no action to enforce such Lien has been commenced; provided, further that liens described in clauses (a) through (e) shall remain “Permitted Liens” only for so long as no action to enforce such lien has been commenced (and not stayed).

Prescribed Occurrence means the occurrence of any of the following:

(a)                      Aurora converting all or any of its shares into a larger or smaller number of shares;

(b)                      Aurora resolving to reduce its share capital in any way or reclassifying, combining, splitting or redeeming or repurchasing directly or indirectly any of its shares;

(c)                       Aurora:

(i)                           entering into a buy-back agreement; or

(ii)                        resolving to approve the terms of a buy-back agreement under the Corporations Act;

(d)                      a member of the Aurora Group issuing awards, shares, securities convertible into shares (including performance rights) or debt securities or granting an option over its shares, or agreeing to make such an award, issue or grant such an option other than:

(i)                           pursuant to allocations under the Aurora Long Term Incentive Plan reflected in the Schedules and the Aurora 2014 awards and bonuses disclosed to Bidder before execution of this deed; or

(ii)                        the issue of shares upon exercise of an Option or Performance Right;

(e)                       Aurora paying any distribution to holders of Aurora Shares;

(f)                        one or more members of the Aurora Group disposing, or agreeing to dispose, of any asset of the Aurora Group other than disposals of petroleum in the ordinary course or for less than $2 million;

(g)                       one or more members of the Aurora Group creating, or agreeing to create, any mortgage, charge, lien or other encumbrance over any asset of the Aurora Group with a value of more than $2 million, other than a Permitted Lien or a lien which arises by operation of law or legislation;

(h)                      one or more members of the Aurora Group raising or borrowing any new financial indebtedness (for the avoidance of doubt, new financial indebtedness does not include Aurora drawing down under the Aurora RCF, any increase of borrowing base as a result of the annual borrowing base redetermination process under the Aurora RCF or credit extended by trade creditors in the ordinary course of business)) or establishing any new debt facilities;

(i)                          a member of the Aurora Group (other than Aurora Oil & Gas (Ontario) Limited) altering its constitution or constituent documents;

(j)                         a member of the Aurora Group (other than Aurora Oil & Gas (Ontario) Limited) resolving that it be wound up or the making of an application or order for the winding up or dissolution of that company other than where the application or order (as the case may be) is set aside within 14 days;

(k)                      a liquidator or provisional liquidator of a member of the Aurora Group being appointed;

(l)                          a court making an order for the winding up of a member of the Aurora Group;

(m)                  an administrator of a member of the Aurora Group being appointed under the Corporations Act;

(n)                      a member of the Aurora Group is or becomes unable to pay its debts when they fall due within the meaning of the Corporations Act or is otherwise presumed to be insolvent under the Corporations Act unless that company has, or has access to, committed financial support from its parent entity such that it is able to pay its debts;

(o)                      a member of the Aurora Group executing a deed of company arrangement;

(p)                      a receiver, or a receiver and manager, being appointed in relation to the whole, or a substantial part, of the property of a member of the Aurora Group; or

(q)                      Aurora or any of its operating subsidiaries being deregistered as a company or otherwise dissolved except in the case of a company with less than $10,000 in net assets as at the date of this deed, but does not include any matter:

(r)                         relating to vesting or exercise of Options or Performance Rights;

(s)                        required or expressly permitted by this deed or the Scheme;

(t)                         agreed to in writing by Bidder; or

(u)                      Fairly Disclosed in the Disclosure Materials or in an announcement to or filing with ASX, TSX, SEDAR or ASIC before the date of this deed.

prohibited action has the meaning given in clause 8.4.

Public Record means all information filed by Aurora with ASX and the Securities Commissions in compliance, or intended compliance, with any applicable securities laws.

Recommendation has the meaning given in clause 7.2(a).

Regulator’s Draft has the meaning given in clause 5.1(c)(i).

Related Body Corporate has the meaning given in section 50 of the Corporations Act.

Relevant Interest has the meaning given in sections 608 and 609 of the Corporations Act.

Representation and Warranty means a Bidder Representation and Warranty or an Aurora Representation and Warranty (as applicable).

Representative means, in respect of a party, an employee, agent, officer, director, adviser or financier of that party (or a Related Body Corporate of that party), and, in the case of advisers and financiers, includes employees, officers and agents of the adviser or financier (as applicable).

RG 60 means Regulatory Guide 60 issued by ASIC and dated September 2011.

Scheme means the scheme of arrangement under Part 5.1 of the Corporations Act between Aurora and the Scheme Shareholders, in the form of Attachment B, subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act.

Scheme Booklet means the explanatory statement in respect of the Scheme to be prepared by Aurora pursuant to section 412 of the Corporations Act and in accordance with clause 5.1(b), and to be despatch to Aurora Shareholders in accordance with clause 5.1(g), which shall contain the Independent Expert’s Report (or a concise version of that report), a notice of meeting in respect of the Scheme Meeting and a proxy form.

Scheme Consideration means, in respect of each Scheme Share, $4.10.

Scheme Meeting means the meeting of Aurora Shareholders (other than Excluded Shareholders) ordered by the Court to be convened at the First Court Hearing.

Scheme Record Date means 7:00pm on the fifth Business Day after the Effective Date.

Scheme Share means an Aurora Share held by a Scheme Shareholder as at the Scheme Record Date.

Scheme Shareholder means an Aurora Shareholder (other than an Excluded Shareholder) as at the Scheme Record Date.

Second Court Date means the first day on which an application made to the Court for an order under section 411(4)(b) of the Corporations Act approving the Scheme is heard, with such hearing being the Second Court Hearing.

Securities Commissions means ASIC and the Canadian securities regulatory authorities.

SEDAR means the system for electronic document analysis and retrieval in use in Canada.

Share Splitting means an Aurora Shareholder splitting its holding of Aurora Shares into two or more parcels, or a number of affiliated persons acquiring a number of parcels in different names or other manipulative conduct with the purpose of artificially increasing the number of shareholders in Aurora.

Subsidiary has the meaning given to that term in the Corporations Act.

Superior Proposal means a bona fide Competing Proposal that the Aurora Board determines, acting in good faith and having obtained written advice from its legal and financial advisers:

(a)                      is reasonably capable of being implemented taking into account all aspects of the Competing Proposal, including its proponent(s), conditionality, structure and financing; and

(b)                      would, if completed in accordance with its terms, produce an outcome for Aurora Shareholders (other than Excluded Shareholders) that is superior to the outcome that would be produced by the Scheme.

Swaps means any transaction which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, forward sale, exchange traded futures contract, hedging agreement or any other similar transaction (including any option with respect to any of these transactions or any combination of these transactions).

Third Party means a person other than Bidder and its associates.

Timetable means the indicative timetable for the implementation of the Transaction set out in Attachment A.

Transaction means the acquisition of Aurora by Bidder by means of the Scheme.

Trust Account means an Australian dollar denominated trust account operated by Aurora, details of which must be notified to Bidder no later than 5 Business Days before the Implementation Date.

TSX means Toronto Stock Exchange or, where the context requires, the financial market operated by it.

Underwriting Agreement means the agreement between Bidder and Scotia Capital Inc. dated on or about the date of this deed, in the form disclosed to Aurora before the date of this deed, to be superseded by an underwriting agreement between Bidder, Scotia Capital Inc. and a syndicate of underwriters proposed to be entered into on or about the day after the date of this deed and identical in all material respects to the form disclosed to Aurora before the date of this deed.

Unlisted Securities has the meaning given in clause 4.4.

Voting Intention has the meaning given in clause 7.2(a).

2                               Interpretation

In this deed, the following rules of interpretation apply unless the contrary intention appears.

(a)                      Headings are for convenience only and do not affect the interpretation of this deed.

(b)                      The singular includes the plural and vice versa.

(c)                       Words that are gender neutral or gender specific include each gender.

(d)                      Where a word or phrase is given a particular meaning, other parts of speech and grammatical forms of that word or phrase have corresponding meanings.

(e)                       The words “include”, “including”, “such as”, “to avoid doubt” and similar expressions are not words of limitation and do not limit what else might be included.

(f)                        A reference to:

(i)                           a person includes a natural person, partnership, joint venture, government agency, association, corporation or other body corporate or entity (as that term is defined in section 64A of the Corporations Act);

(ii)                        a thing (including a chose in action or other right) includes a part of that thing;

(iii)                     a party includes its successors and permitted assigns;

(iv)                    a document includes all amendments or supplements to that document;

(v)                       a clause, term, party, schedule or attachment is a reference to a clause or term of, or a party, schedule or attachment to, this deed (as applicable);

(vi)                    this deed includes all schedules and attachments to it;

(vii)                 a law includes a constitutional provision, treaty, decree, convention, statute, regulation, ordinance, by-law, judgment, rule of common law or equity or a Listing Rule and is a reference to that law as amended, consolidated or replaced;

(viii)              an agreement (other than this deed) includes an undertaking or legally enforceable arrangement or understanding (whether or not in writing);

(ix)                    a time period includes the date referred to as that on which the period begins and the date referred to as that on which the period ends;

(x)                       a monetary amount is in Australian dollars; and

(xi)                    time is a reference to Perth, Australia time.

(g)                       An agreement on the part of two or more persons binds them jointly and severally.

(h)                      When the day on which something must be done is not a Business Day, that thing must be done on the following Business Day.

(i)                          In determining the time of day, where relevant to this deed, the time of day is:

(i)                           for the purposes of giving or receiving Notice, the time of day where the party receiving Notice is located; or

(ii)                        for any other purpose under this deed, the time of day in the place where the party required to perform an obligation is located.

(j)                         No rule of construction applies to the disadvantage of a party because that party was responsible for the preparation of this deed or any part of it.

Schedule 2                                                                        Capital structure

Security/award	Total number on issue/amount
Aurora Shares	448,785,778
Options	7,150,000
Maximum Performance Rights that will vest	2,348,808
Minimum Performance Rights awards to lapse if Scheme proceeds	246,235
Awards, transaction and retention bonuses	Up to AUD 1,800,000, CAD 175,000 and USD 1,200,000

Schedule 3                                                                        Options and Performance Rights

Performance Rights

2,348,808

Options
Expiry	Number	Exercise price
9/11/2015	150,000	$1.60
9/11/2015	150,000	$1.85
9/11/2015	150,000	$2.10
9/11/2015	350,000	$1.60
9/11/2015	350,000	$1.85
9/11/2015	350,000	$2.10
9/11/2015	250,000	$1.60
9/11/2015	250,000	$1.85
9/11/2015	250,000	$2.10
30/05/2016	250,000	$3.28
30/05/2016	250,000	$3.58
30/05/2016	250,000	$3.28
30/05/2016	250,000	$3.58
30/05/2016	250,000	$3.28
30/05/2016	250,000	$3.58
30/09/2017	350,000	$4.45
30/09/2016	350,000	$4.10
30/09/2015	300,000	$3.76
30/04/2015	250,000	$3.00
30/04/2016	250,000	$3.50
30/04/2017	250,000	$4.00
19/10/2016	250,000	$4.00
19/10/2017	250,000	$4.50
19/10/2018	250,000	$5.00
15/05/2017	100,000	$3.24
15/05/2018	100,000	$3.47
15/05/2019	100,000	$3.85
15/05/2020	100,000	$4.24
16/10/2018	250,000	$3.64
16/10/2018	250,000	$3.97

Execution page

Executed as a deed:

Signed, sealed and delivered by Baytex Energy Corp. by its authorised representatives:

/s/ James L. Bowzer	/s/ Murray J. Desrosiers
James L. Bowzer – President and Chief Executive Officer	Murray J. Desrosiers – Vice President, General Counsel and Corporate Secretary

Signed, sealed and delivered by Aurora Oil & Gas Limited by:

/s/ Jonathan K. Stewart	/s/ Graham R. Dowland
Signature of director	Signature of director/secretary

Jonathan K. Stewart	Graham R. Dowland
Name of director (print)	Name of director/secretary (print)

Attachment A                                    - Timetable

Event	Target date
Release of Agreed Announcements	6 February 2014
Regulator’s Draft provided to ASIC	March 2014
First Court Hearing	End March/early April 2014
Scheme Meeting	End April/early May 2014
Second Court Hearing	Early May 2014
Effective Date	Early May 2014
Scheme Record Date	Mid May 2014
Implementation Date	Mid/late May 2014

Attachment B                             - Scheme

Scheme of arrangement

Aurora Oil & Gas Limited

Each person registered as a holder of fully paid ordinary shares in Target as at the Scheme Record Date (other than Excluded Shareholders)

www.gtlaw.com.au

Contents			Page

1	Defined terms and interpretation		1

	1.1	Defined terms	1

	1.2	Interpretation	1

2	Preliminary matters		1

3	Conditions		2

	3.1	Conditions precedent	2

	3.2	Certificates	2

4	Implementation of this Scheme		2

	4.1	Lodgement of Court orders with ASIC	2

	4.2	Transfer of Scheme Shares	3

5	Scheme Consideration		3

	5.1	Entitlement to Scheme Consideration	3

	5.2	Provision of Scheme Consideration	3

	5.3	Joint holders	4

	5.4	Unclaimed monies	4

	5.5	Orders of a court	5

6	Dealings in Target Shares		5

	6.1	Determination of Scheme Shareholders	5

	6.2	Share Register	5

7	Quotation of Target Shares		6

8	General Scheme provisions		6

	8.1	Consent to amendments to this Scheme	6

	8.2	Scheme Shareholders’ agreements and warranties	6

	8.3	Title to and rights in Scheme Shares	7

	8.4	Appointment of sole proxy	7

	8.5	Authority given to Target	8

	8.6	Binding effect of this Scheme	8

9	General		8

9.1	Stamp duty	8

9.2	Consent	8

9.3	Notices	8

9.4	Governing law and jurisdiction	9

9.5	Further action	9

9.6	No liability when acting in good faith	9

Schedule 1 — Dictionary		10

Date:

Parties

1                              Aurora Oil & Gas Limited ABN 90 008 787 988 of Level 1 338 Barker Road, Subiaco, Western Australia 6008 (Target)

2                              Each person registered as a holder of fully paid ordinary shares in Target as at the Scheme Record Date (other than Excluded Shareholders) (Scheme Shareholders)

The parties agree

1                               Defined terms and interpretation

1.1                     Defined terms

A term or expression starting with a capital letter which is defined in the dictionary in Schedule 1 has the meaning given to it in the dictionary.

1.2                     Interpretation

The interpretation clause in Schedule 1 sets out rules of interpretation for this deed.

2                               Preliminary matters

(a)                      Target is an Australian public company limited by shares, and has been admitted to the official list of ASX and TSX.  Target Shares are quoted for trading on the ASX and TSX.

(b)                      As at [•], there were [•] Target Shares, [•] Target options and [•] Target performance rights on issue.

(c)                       Bidder is a listed Canadian company.  Pursuant to clause 4.3 of the Implementation Deed, Bidder has nominated Nominee to pay the Scheme Consideration and to be the entity to which Scheme Shares will be transferred in accordance with the Implementation Deed and this Scheme if this Scheme becomes Effective.

(d)                      Nominee is an unlisted Australian proprietary company.

(e)                       If this Scheme becomes Effective:

(i)                           Nominee will provide, and Bidder will procure that Nominee provides, the Scheme Consideration to Scheme Shareholders in accordance with this Scheme and the Deed Poll; and

(ii)                        all the Scheme Shares, and all the rights and entitlements attaching to them as at the Implementation Date, will be transferred to Nominee and Target will enter the name of Nominee in the Share Register in respect of all the Scheme Shares.

(f)                        Bidder and Target have entered into the Implementation Deed in respect of (among other things) the implementation of this Scheme.

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(g)                       This Scheme attributes actions to Nominee and Bidder but does not itself impose any obligations on either of them to perform those actions.  By executing the Deed Poll, Bidder and Nominee have agreed to perform the actions attributed to them under this Scheme.  By executing the Deed Poll, Bidder agrees to procure that Nominee performs its obligations under the Deed Poll, including payment of the Scheme Consideration in accordance with the terms of this Scheme.

3                               Conditions

3.1                     Conditions precedent

This Scheme is conditional on and will not become Effective until and unless the following conditions precedent are satisfied:

(a)                      all the conditions in clause 3.1 of the Implementation Deed (other than the condition in clause 3.1(c) of the Implementation Deed relating to Court approval of this Scheme) are satisfied or waived in accordance with the terms of the Implementation Deed by 8:00am on the Second Court Date;

(b)                      neither the Implementation Deed nor the Deed Poll is terminated in accordance with their terms before 8.00am on the Second Court Date;

(c)                       this Scheme is approved by the Court under section 411(4)(b) of the Corporations Act, including with any alterations made or required by the Court under section 411(6) of the Corporations Act as are acceptable to Target and Bidder;

(d)                      such other conditions made or required by the Court under section 411(6) of the Corporations Act in relation to this Scheme as are acceptable to Target and Bidder are satisfied; and

(e)                       the order of the Court made under section 411(4)(b) of the Corporations Act approving this Scheme comes into effect pursuant to section 411(10) of the Corporations Act.

3.2                     Certificates

(a)                      Each of Target and Bidder will provide a certificate to the Court at the Second Court Hearing confirming (in respect of matters within their knowledge) whether or not the conditions precedent in clauses 3.1(a) and 3.1(b) have been satisfied or waived.

(b)                      The certificates given by the Target and Bidder constitute conclusive evidence that the conditions precedent in clauses 3.1(a) and 3.1(b) have been satisfied or waived.

4                              Implementation of this Scheme

4.1                     Lodgement of Court orders with ASIC

For the purposes of section 411(10) of the Corporations Act, Target will lodge with ASIC an office copy of the order made by the Court under section 411(4)(b) of the Corporations Act approving this Scheme before 5:00pm on the Business Day following the day on which such office copy is received by Target or such later date as Target and Bidder agree in writing.

2

4.2                     Transfer of Scheme Shares

On the Implementation Date:

(a)                      subject to the provision of the Scheme Consideration in the manner contemplated by clause 5.2, the Scheme Shares, together with all rights and entitlements attaching to them as at the Implementation Date, will be transferred to Nominee, without the need for any further act by any Scheme Shareholder (other than acts performed by Target as attorney and agent for Scheme Shareholders under clause 8.5), by:

(i)                           Target duly completing and executing the Scheme Transfer (as transferor) and delivering it to Nominee; and

(ii)                        Nominee duly executing the Scheme Transfer (as transferee), attending to the stamping of the Scheme Transfer (if required) and delivering it to Target for registration; and

(b)                      immediately following receipt of the Scheme Transfer in accordance with clause 4.2(a), Target must enter, or procure the entry of, the name of Nominee in the Share Register in respect of all the Scheme Shares.

5                               Scheme Consideration

5.1                     Entitlement to Scheme Consideration

Subject to the terms of this Scheme, each Scheme Shareholder will be entitled to $4.10 for each Scheme Share.

5.2                     Provision of Scheme Consideration

(a)                      Nominee will provide the Scheme Consideration by depositing in cleared funds an amount equal to the Aggregate Cash Consideration into the Trust Account before 5pm on the day before the Implementation Date (provided that any interest on the amount so deposited (less bank fees and other charges) (Accrued Interest) will accrue for the benefit of Bidder).

(b)                      Subject to Nominee having complied with clause 5.2(a), Target must, on the Implementation Date and from the Trust Account, pay to each Scheme Shareholder the proportion of the Aggregate Cash Consideration attributable to that Scheme Shareholder based on the number of Scheme Shares held by that Scheme Shareholder as at the Scheme Record Date, which obligation will be satisfied by Target:

(i)                           where a Scheme Shareholder has, before the Scheme Record Date, made an election in accordance with the requirements of the Share Registry to receive dividend payments from Target by electronic funds transfer to a bank account nominated by the Scheme Shareholder, paying, or procuring the payment of, the relevant amount in Australian currency by electronic means in accordance with that election; or

(ii)                        whether or not a Scheme Shareholder has made an election referred to in clause 5.2(b)(i), dispatching, or procuring the dispatch of, a cheque in Australian currency for the relevant amount to the Scheme Shareholder by prepaid post to their Registered Address, such cheque being drawn in the

3

name of the Scheme Shareholder (or in the case of joint holders, in accordance with clause 5.3).

(c)                       In the event that:

(i)                           a Scheme Shareholder does not have a Registered Address; or

(ii)                        Target as the trustee for the Scheme Shareholders believes that a Scheme Shareholder is not known at the Scheme Shareholder’s Registered Address,

and no account has been notified in accordance with clause 5.2(b)(i) or a deposit into such an account is rejected or refunded, Target as the as trustee for the Scheme Shareholders may credit the amount payable to the relevant Scheme Shareholder to a separate bank account of Target to be held until the Scheme Shareholder claims the amount or the amount is dealt with in accordance with the Corporations Act.

Target must hold the amount on trust for the relevant Scheme Shareholder, but any benefit accruing from the amount will be to the benefit of Bidder.  An amount credited to the account is to be treated as having been paid to the Scheme Shareholder when credited to the account.  Target must maintain records of the amounts paid, the people who are entitled to the amounts and any transfers of the amounts.

(d)                      To the extent that there is a surplus in the amount held by Target as the trustee for the Scheme Shareholders in the Trust Account, that surplus may be paid by Target as the trustee for the Scheme Shareholders to Bidder following the satisfaction of Target as the trustee for the Scheme Shareholders’ obligations under this clause 5.2.

(e)                       Target must pay any Accrued Interest to any account nominated by Bidder following satisfaction of Target’s obligations under clause 5.2(b) (and, in any event, on the Implementation Date).

5.3                     Joint holders

In the case of Scheme Shares held in joint names:

(a)                      any cheque required to be sent under this Scheme will be made payable to the joint holders and sent to the holder whose name appears first in the Share Register as at the Scheme Record Date; and

(b)                      any other document required to be sent under this Scheme will be forwarded to the holder whose name appears first in the Share Register as at the Scheme Record Date.

5.4                     Unclaimed monies

(a)                      Target and Bidder may cancel a cheque issued under this clause 5 if the cheque:

(i)                           is returned to them; or

(ii)                        has not been presented for payment within six months after the date on which the cheque was sent.

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(b)                      During the period of one year commencing on the Implementation Date, on request from a Scheme Shareholder, a cheque that was previously cancelled under clause 5.4(a) must be reissued.

5.5                     Orders of a court

If written notice is given to Target (or the Share Registry) of an order made by a court of competent jurisdiction that:

(a)                      requires payment to a third party of a sum in respect of Scheme Shares held by a particular Scheme Shareholder, which sum would otherwise be payable to that Scheme Shareholder by Target in accordance with this clause 5, then Target will be entitled to make that payment (or procure that it is made) in accordance with that order; or

(b)                      prevents Target from making a payment to a particular Scheme Shareholder in accordance with clause 5.2(b), or such payment is otherwise prohibited by applicable law, Target will be entitled to retain an amount, in Australian dollars, equal to the amount of the relevant payment until such time as payment in accordance with this clause 5 is permitted by that order or otherwise by law.

6                               Dealings in Target Shares

6.1                     Determination of Scheme Shareholders

To establish the identity of the Scheme Shareholders, dealings in Target Shares or other alterations to the Share Register will only be recognised if:

(a)                      in the case of dealings of the type to be effected using CHESS, the transferee is registered in the Share Register as the holder of the relevant Target Shares at or before the Scheme Record Date; and

(b)                      in all other cases, registrable transfer or transmission applications in respect of those dealings, or valid requests in respect of other alterations, are received at or before the Scheme Record Date at the place where the Share Register is kept, and Target will not accept for registration, nor recognise for any purpose (except a transfer to Nominee pursuant to this Scheme and any subsequent transfer by Nominee or its successors in title), any transfer or transmission application or other request received after the Scheme Record Date or received prior to the Scheme Record Date but not in registrable or actionable form.

6.2                     Share Register

(a)                      Target must register registrable transmission applications or transfers of Target Shares in accordance with clause 6.1(b) at or before the Scheme Record Date, provided that nothing in this clause 6.2(a) requires Target to register a transfer that would result in a Target Shareholder holding a parcel of Target Shares that is less than a ‘marketable parcel’ (as defined in the operating rules of ASX or TSX, as relevant).

(b)                      If this Scheme becomes Effective, a Scheme Shareholder (and any person claiming through that holder) must not dispose of, or purport or agree to dispose of, any Scheme Shares or any interest in them after the Scheme Record Date otherwise than pursuant to this Scheme, and any attempt to do so will have no

5

effect and Target will be entitled to disregard any such disposal, purported disposal or agreement.

(c)                       For the purpose of determining entitlements to the Scheme Consideration, Target must maintain the Share Register in accordance with the provisions of this clause 6.2 until the Scheme Consideration has been provided to the Scheme Shareholders.  The Share Register in this form will solely determine entitlements to the Scheme Consideration.

(d)                      All statements of holding for Target Shares (other than statements of holding in favour of Bidder or any Excluded Shareholder) will cease to have effect after the Scheme Record Date as documents of title in respect of those shares and, as from that date, each entry current at that date on the Share Register (other than entries in respect of Nominee or any Excluded Shareholder) will cease to have effect except as evidence of entitlement to the Scheme Consideration in respect of the Target Shares relating to that entry.

(e)                       As soon as possible after the Scheme Record Date, and in any event within one Business Day after the Scheme Record Date, Target will ensure that details of the names, Registered Addresses and holdings of Target Shares for each Scheme Shareholder as shown in the Share Register as at the Scheme Record Date are available to Nominee in the form Nominee reasonably requires.

7                               Quotation of Target Shares

(a)                      Target will apply to ASX and TSX to suspend trading in Target Shares with effect from the close of trading on the Effective Date.

(b)                      Target will apply:

(i)                           for termination of the official quotation of Target Shares on the ASX;

(ii)                        to have itself removed from the official list of ASX; and

(iii)                     to delist the Target Shares from the TSX;

in the case of (i) and (ii) with effect on and from the close of trading on the trading day immediately following the Implementation Date, and in the case of (iii) as promptly as practicable following the Effective Date.

8                               General Scheme provisions

8.1                     Consent to amendments to this Scheme

If the Court proposes to approve this Scheme subject to any alterations or conditions:

(a)                      Target may by its counsel consent on behalf of all persons concerned to those alterations or conditions to which Bidder has consented; and

(b)                      each Scheme Shareholder agrees to any such alterations or conditions which counsel for Target has consented to.

8.2                     Scheme Shareholders’ agreements and warranties

(a)                      Each Scheme Shareholder:

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(i)                           agrees to the transfer of their Target Shares together with all rights and entitlements attaching to those shares in accordance with this Scheme;

(ii)                        agrees to the variation, cancellation or modification of the rights attached to their Target Shares constituted by or resulting from this Scheme; and

(iii)                     acknowledges that this Scheme binds Target and all Scheme Shareholders (including those who did not attend the Scheme Meeting and those who did not vote, or voted against this Scheme, at the Scheme Meeting).

(b)                      Each Scheme Shareholder is taken to have warranted to Nominee, and appointed and authorised Target as its attorney and agent to warrant to Nominee, that:

(i)                           all their Scheme Shares (including any rights and entitlements attaching to those shares) which are transferred under this Scheme will, at the date of transfer, be fully paid and free from all:

(A)                     mortgages, charges, liens, encumbrances, pledges, security interests and interests of third parties of any kind, whether legal or otherwise; and

(B)                     restrictions on transfer of any kind; and

(ii)                        they have full power and capacity to transfer their Scheme Shares to Nominee together with any rights attaching to those shares.

8.3                     Title to and rights in Scheme Shares

(a)                      To the extent permitted by law, the Scheme Shares transferred under this Scheme will be transferred free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise.

(b)                      Upon the Scheme becoming Effective, Nominee will be beneficially entitled to the Scheme Shares to be transferred to it under this Scheme pending registration by Target of Nominee in the Share Register as the holder of the Scheme Shares.

8.4                     Appointment of sole proxy

Upon the Scheme becoming Effective and until Target registers Nominee as the holder of all Scheme Shares in the Share Register:

(a)                      each Scheme Shareholder is deemed to have appointed Nominee as attorney and agent (and directed Nominee in each such capacity) to appoint any director, officer, secretary or agent nominated by Nominee as its sole proxy and, where applicable or appropriate, corporate representative to attend shareholders’ meetings, exercise the votes attaching to the Scheme Shares registered in their name and sign any shareholders’ resolution whether in person, by proxy or by corporate representative;

(b)                      no Scheme Shareholder may itself attend or vote at any shareholders’ meetings or sign any shareholders’ resolutions, whether in person, by proxy or by corporate representative (other than pursuant to clause 8.4(a));

(c)                       each Scheme Shareholder must take all other actions in the capacity of a registered holder of Scheme Shares as Nominee reasonably directs; and

7

(d)                      each Scheme Shareholder acknowledges and agrees that in exercising the powers conferred by clause 8.4(a), Bidder and any director, officer, secretary or agent nominated by Nominee under that clause may act in the best interests of Nominee as the intended registered holder of the Scheme Shares.

8.5                     Authority given to Target

On the Effective Date, each Scheme Shareholder, without the need for any further act, irrevocably appoints Target and each of its directors, officers and secretaries (jointly and each of them severally) as its attorney and agent for the purpose of:

(a)                      enforcing the Deed Poll against Nominee and Bidder; and

(b)                      executing any document, or doing or taking any other act, necessary, desirable or expedient to give effect to this Scheme and the transactions contemplated by it, including executing the Scheme Transfer, and Target accepts such appointment.  Target, as attorney and agent of each Scheme Shareholder, may sub-delegate its functions, authorities or powers under this clause 8.5 to all or any of its directors, officers or employees (jointly, severally or jointly and severally).

8.6                     Binding effect of this Scheme

This Scheme binds Target and all of the Scheme Shareholders (including those who did not attend the Scheme Meeting and those who did not vote, or voted against this Scheme, at the Scheme Meeting) and, to the extent of any inconsistency, overrides the constitution of Target.

9                               General

9.1                     Stamp duty

Nominee will, and Bidder will procure that Nominee does:

(a)                      pay all stamp duty (if any) and any related fines and penalties payable on or in connection with the transfer by the Scheme Shareholders of the Scheme Shares to Nominee pursuant to this Scheme, this Scheme or the Deed Poll; and

(b)                      indemnify each Scheme Shareholder against any liability arising from failure to comply with clause 9.1(a).

9.2                     Consent

Each Scheme Shareholder consents to Target doing all things necessary or incidental to give full effect to the implementation of this Scheme and the transactions contemplated by it.

9.3                     Notices

(a)                      If a notice, transfer, transmission application, direction or other communication referred to in this Scheme is sent by post to Target, it will not be taken to be received in the ordinary course of post or on a date and time other than the date and time (if any) on which it is actually received at Target’s registered office or at the office of the Share Registry.

8

(b)                      The accidental omission to give notice of the Scheme Meeting or the non-receipt of such notice by a Target Shareholder will not, unless so ordered by the Court, invalidate the Scheme Meeting or the proceedings of the Scheme Meeting.

9.4                     Governing law and jurisdiction

(a)                      This Scheme is governed by the laws in force in Western Australia.

(b)                      The parties irrevocably submit to the non-exclusive jurisdiction of courts exercising jurisdiction in Western Australia and courts competent to determine appeals from those courts in respect of any proceedings arising out of or in connection with this Scheme.  The parties irrevocably waive any objection to the venue of any legal process in these courts on the basis that the process has been brought in an inconvenient forum.

9.5                     Further action

Target must do all things and execute all documents necessary to give full effect to this Scheme and the transactions contemplated by it.

9.6                     No liability when acting in good faith

None of Nominee, Target, Bidder, or any of their respective directors, officers or secretaries, will be liable for anything done or omitted to be done in the performance of this Scheme or the Deed Poll in good faith.

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Schedule 1  —  Dictionary

1                               Dictionary

Accrued Interest has the meaning given in clause 5.2(a).

Aggregate Cash Consideration means the amount calculated by multiplying the number of Scheme Shares by the Scheme Consideration.

ASIC means the Australian Securities and Investments Commission.

ASX means ASX Limited ABN 98 008 624 691 or, as the context requires, the financial market operated by it known as the “Australian Securities Exchange”.

Bidder means Baytex Energy Corp..

Business Day has the meaning given in the Listing Rules.

CHESS means the Clearing House Electronic Subregister System operated by ASX Settlement Pty Limited and ASX Clear Pty Limited.

Corporations Act means the Corporations Act 2001 (Cth).

Court means the Federal Court of Australia.

Deed Poll means the deed poll dated [•] under which:

(a)                      Nominee covenants in favour of each Scheme Shareholder to perform its obligations under the Scheme; and

(b)                      Bidder agrees to procure that Nominee performs its obligations under the Deed Poll, including payment of the Scheme Consideration in accordance with the Scheme.

Effective means the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) of the Corporations Act in relation to this Scheme.

Effective Date means the date on which this Scheme becomes Effective.

End Date means 30 June 2014 or such later date as Bidder and Target agree in writing.

Excluded Shareholders means, collectively, Bidder and its associates, each of them being an Excluded Shareholder.

Government Agency means any government or any governmental, statutory or judicial entity or authority, or any minister, department, office or delegate of any government, whether in Australia or elsewhere.  It also includes any self-regulatory organisation established under statute or otherwise discharging substantially public or regulatory functions (including ASIC), and any stock exchange (including the ASX and TSX).

Implementation Deed means the scheme implementation deed dated [•] February 2014 between Bidder and Target relating to (among other things) the implementation of this Scheme.

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Implementation Date means the fifth Business Day after the Scheme Record Date or such other date as the parties to the Implementation Deed agree in writing.

Listing Rules means the official listing rules of ASX.

Nominee means [insert].

Registered Address means, in relation to a Target Shareholder, the address shown in the Share Register as at the Scheme Record Date.

Scheme means this scheme of arrangement subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and agreed to by Bidder and Target.

Scheme Consideration means, in respect of each Scheme Share $4.10.

Scheme Meeting means the meeting of Target Shareholders (other than Excluded Shareholders) ordered by the Court to be convened under section 411(1) of the Corporations Act.

Scheme Record Date means 7:00pm on the fifth Business Day after the Effective Date.

Scheme Share means a Target Share held by a Scheme Shareholder as at the Scheme Record Date.

Scheme Shareholder means a Target Shareholder (other than an Excluded Shareholder) as at the Scheme Record Date.

Scheme Transfer means one or more proper instruments of transfer in respect of the Scheme Shares for the purposes of section 1071B of the Corporations Act, which may be or include a master transfer of all or part of the Scheme Shares.

Second Court Date means the first day on which an application made to the Court for an order under section 411(4)(b) of the Corporations Act approving this Scheme is heard, with such hearing being the Second Court Hearing.

Share Register means the register of Target Shareholders maintained in accordance with the Corporations Act.

Share Registry means Computershare Investor Services Pty Limited ABN 48 078 279 277.

Target Share means fully paid ordinary shares in the capital of Target.

Target Shareholder means a holder of one or more Target Shares, as shown in the Share Register.

Trust Account means an Australian dollar denominated trust account which attracts interest at a commercial rate and is operated by Target as trustee for the Scheme Shareholders, details of which Target must notify to Bidder no later than 5 Business Days before the Implementation Date.  To avoid doubt, any Accrued Interest on funds in the Trust Account will not be held by Target on trust for the Scheme Shareholders but rather will be held by Target on trust for Bidder.

TSX means the Toronto Stock Exchange.

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2                               Interpretation

In this Scheme, the following rules of interpretation apply unless the contrary intention appears.

(a)                      Headings are for convenience only and do not affect the interpretation of this Scheme.

(b)                      The singular includes the plural and vice versa.

(c)                       Words that are gender neutral or gender specific include each gender.

(d)                      Where a word or phrase is given a particular meaning, other parts of speech and grammatical forms of that word or phrase have corresponding meanings.

(e)                       The words “include”, “including” and similar expressions are not words of limitation and do not limit what else might be included.

(f)                        A reference to:

(i)                           a person includes a natural person, estate of a natural person, partnership, joint venture, government agency, association, corporation or other body corporate or entity (as that term is defined in section 64A of the Corporations Act);

(ii)                        a thing (including a chose in action or other right) includes a part of that thing;

(iii)                     a party includes its successors and permitted assigns;

(iv)                    a document includes all amendments or supplements to that document;

(v)                       a clause, term, party, schedule or attachment is a reference to a clause or term of, or a party, schedule or attachment to, this Scheme (as applicable);

(vi)                    this Scheme includes all schedules to it;

(vii)                 a law includes a constitutional provision, treaty, decree, convention, statute, regulation, ordinance, by-law, judgment, rule of common law or equity or a Listing Rule and is a reference to that law as amended, consolidated or replaced;

(viii)              an agreement (other than this Scheme) includes an undertaking or legally enforceable arrangement or understanding (whether or not in writing);

(ix)                    a time period includes the date referred to as that on which the period begins and the date referred to as that on which the period ends; and

(x)                       a monetary amount is in Australian dollars.

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Attachment C                             - Deed Poll

Deed poll

[Insert Nominee’s name] and

Baytex Energy Corp.

In favour of each person registered as a holder of fully paid ordinary shares in Target as at the Scheme Record Date (other than Excluded Shareholders)

www.gtlaw.com.au

Contents			Page

1	Defined terms and interpretation		1

	1.1	Defined terms	1

	1.2	Interpretation	1

	1.3	Nature of deed poll	1

2	Conditions		2

	2.1	Conditions	2

	2.2	Termination	2

	2.3	Consequences of termination	2

3	Scheme obligations		2

4	Warranties		2

5	Continuing obligations		3

6	Further assurances		3

7	General		3

	7.1	Stamp duty	3

	7.2	Notices	3

	7.3	Cumulative rights	5

	7.4	Waiver and variation	5

	7.5	Governing law and jurisdiction	5

	7.6	Assignment	5

Execution page			7

Date:

Parties

1                              [insert Nominee’s full name, company number and address] (Nominee)

2                              Baytex Energy Corp. of Centennial Place, East Tower, 2800, 520 — 3rd Avenue S.W., Calgary, Alberta (Bidder)

3                              In favour of each person registered as a holder of fully paid ordinary shares in Target as at the Scheme Record Date (other than Excluded Shareholders) (Scheme Shareholders)

Background

A                            Bidder and Target have entered into the Implementation Deed, under which Bidder nominated Nominee to pay the Scheme Consideration and acquire all Scheme Shares held by Scheme Participants under the Scheme, and agreed to procure that Nominee entered into this deed poll.

B                            Bidder and Nominee are entering into this deed poll for the purpose of covenanting in favour of the Scheme Shareholders to procure and undertake the actions attributed to Bidder under the Scheme.

The parties agree

1                               Defined terms and interpretation

1.1                     Defined terms

Unless the context otherwise requires, terms defined in the Scheme have the same meaning when used in this deed poll.

1.2                     Interpretation

Clause 2 of Schedule 1 of the Scheme applies to the interpretation of this deed poll, except that references to ‘Scheme’ are to be read as references to ‘deed poll’.

1.3                     Nature of deed poll

Bidder and Nominee acknowledge and agree that:

(a)                      this deed poll may be relied on and enforced by any Scheme Shareholder in accordance with its terms even though the Scheme Shareholders are not party to it; and

(b)                      under the Scheme, each Scheme Shareholder irrevocably appoints Target and each of its directors, officers and secretaries (jointly and each of them severally) as its agent and attorney to enforce this deed poll against Bidder and Nominee.

1

2                               Conditions

2.1                     Conditions

The obligations of Bidder and Nominee under this deed poll are subject to the Scheme becoming Effective.

2.2                     Termination

The obligations of Bidder and Nominee under this deed poll will automatically terminate and the terms of this deed poll will be of no further force or effect if:

(a)                      the Implementation Deed is terminated in accordance with its terms; or

(b)                      the Scheme does not become Effective by the End Date.

2.3                     Consequences of termination

If this deed poll is terminated under clause 2.2, in addition and without prejudice to any other available rights, powers or remedies:

(a)                      Bidder and Nominee are released from their obligations to further perform this deed poll; and

(b)                      each Scheme Shareholder retains the rights they have against Bidder and Nominee in respect of any breach of this deed poll which occurs before it was terminated.

3                               Scheme obligations

Subject to clause 2, Nominee undertakes in favour of each Scheme Shareholder to, and Bidder undertakes in favour of each Shareholder that it will procure that Nominee:

(a)                      deposits the aggregate amount of the Scheme Consideration payable to all of the Scheme Shareholders in cleared funds into the Trust Account; and

(b)                      undertakes all other actions attributed to it under the Scheme,

in each case subject to and in accordance with the terms of the Scheme.

4                               Warranties

Each of the Bidder and Nominee represents and warrants that:

(a)                      it is a corporation validly existing under the laws of its place of incorporation;

(b)                      it has the corporate power to enter into and perform its obligations under this deed poll and to carry out the transactions contemplated by this deed poll;

(c)                       it has taken all necessary corporate action to authorise its entry into this deed poll and has taken or will take all necessary corporate action to authorise the performance by it of this deed poll; and

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(d)                      this deed poll is valid and binding on it and is enforceable against it in accordance with its terms.

Bidder also represents and warrants that each of the Nominee’s representations and warranties in this deed poll are true and accurate.

5                               Continuing obligations

This deed poll is irrevocable and, subject to clause 2, remains in full force and effect until:

(a)                      Bidder and Nominee have fully performed their obligations under this deed poll; or

(b)                      the earlier termination of this deed poll under clause 2.2.

6                               Further assurances

Bidder and Nominee will do all things and execute all documents necessary to give full effect to this deed poll and the transactions contemplated by it.

7                               General

7.1                     Stamp duty

Nominee must and Bidder must procure that Nominee does:

(a)                      pay all stamp duty (if any) and any related fines and penalties payable on or in connection with the transfer by the Scheme Shareholders of the Scheme Shares to Nominee pursuant to the Scheme, the Scheme and this deed poll; and

(b)                      indemnify each Scheme Shareholder against any liability arising from failure to comply with clause 7.1(a).

7.2                     Notices

(a)                      Any notice or other communication to Bidder or Nominee in connection with this deed poll must be:

(i)                           in legible writing in English;

(ii)                        signed by the person making the communication or that person’s duly authorised agent; and

(iii)                     given by hand delivery, pre-paid post or email or to the Agent in accordance with the details set out below:

Bidder

Attention:	Murray Desrosiers

Address:	Centennial Place, East Tower, 2800, 520 – 3rd Avenue S.W., Calgary, Alberta

Email:	murray.desrosiers@baytex.ab.ca

with a copy (for information purposes only) to:

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Jeremy Wickens, Norton Rose Fulbright Australia Level 39, 108 St Georges Terrace, Perth WA 6000 jeremy.wickens@nortonrosefulbright.com

Bidder irrevocably appoints Norose Notices Australia Pty Ltd ACN 158029586 of Level 16, ‘Grosvenor Place’, 225 George Street, Sydney, NSW 2000 (Agent) as its agent for the service of process in Australia in relation to any matter arising out of this deed. Prior to Nominee depositing the aggregate amount of the Scheme Consideration payable to all of the Scheme Shareholders in cleared funds into the Trust Account, if Agent ceases to be able to act as such or have an address in Australia, Bidder agrees to appoint a new process agent in Australia and to provide Target a copy of a written acceptance of appointment by the process agent, upon receipt of which the new appointment becomes effective for the purpose of this deed and Bidder must inform Target in writing of any change in the address of its process agent within 20 Business Days of the change.

Nominee

Attention:	Murray Desrosiers

Address:	Centennial Place, East Tower, 2800, 520 – 3rd Avenue S.W., Calgary, Alberta

Email:	murray.desrosiers@baytex.ab.ca

with a copy (for information purposes only) to:

Jeremy Wickens, Norton Rose Fulbright Australia Level 39, 108 St Georges Terrace, Perth WA 6000 jeremy.wickens@nortonrosefulbright.com

Nominee irrevocably appoints Agent as its agent for the service of process in Australia in relation to any matter arising out of this deed. Prior to Nominee depositing the aggregate amount of the Scheme Consideration payable to all of the Scheme Shareholders in cleared funds into the Trust Account, if Agent ceases to be able to act as such or have an address in Australia, Nominee agrees to appoint a new process agent in Australia and to provide Target a copy of a written acceptance of appointment by the process agent, upon receipt of which the new appointment becomes effective for the purpose of this deed and Nominee must inform Target in writing of any change in the address of its process agent within 20 Business Days of the change.

(b)                      Any notice or other communication given in accordance with clause 7.2(a) will be deemed to have been duly given as follows:

(i)                           if delivered by hand, on delivery;

(ii)                        if sent by pre-paid post, on receipt; and

(iii)                     if sent by email:

(A)                     when the sender receives an automated message confirming delivery; or

4

(B)                     four hours after the time sent (as recorded on the device from which the email was sent), provided that the sender does not receive an automated message that the email has not been delivered, whichever happens first.

(c)                       Any notice that, pursuant to clause 7.2(b), would be deemed to be given:

(i)                           other than on a Business Day or after 5:00pm on a Business Day is regarded as given at 9:00am on the following Business Day; and

(ii)                        before 9:00am on a Business Day is regarded as given at 9:00am on that Business Day,

where references to time are to time in the place the recipient is located.

7.3                     Cumulative rights

The rights, powers and remedies of Nominee, Bidder and the Scheme Shareholders under this deed poll are cumulative with and do not exclude the rights, powers or remedies provided by law independently of this deed poll.

7.4                     Waiver and variation

(a)                      A party waives a right under this deed poll only by written notice that it waives that right.  A waiver is limited to the specific instance to which it relates and to the specific purpose for which it is given.

(b)                      Failure to exercise or enforce, a delay in exercising or enforcing or the partial exercise or enforcement of any right, power or remedy provided by law or under this deed poll by any party will not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement, of that or any other right, power or remedy provided by law or under this deed poll.

(c)                       A provision of this deed poll may not be varied unless the variation is agreed to by Target in writing and the Court indicates that the variation would not of itself preclude approval of the Scheme, in which event Nominee and Bidder must enter into a further deed poll in favour of the Scheme Shareholders giving effect to the variation.

7.5                     Governing law and jurisdiction

(a)                      This deed poll is governed by the laws in force in Western Australia.

(b)                      The parties irrevocably submit to the non-exclusive jurisdiction of courts exercising jurisdiction in Western Australia and courts competent to determine appeals from those courts in respect of any proceedings arising out of or in connection with this deed poll.  The parties irrevocably waive any objection to the venue of any legal process in these courts on the basis that the process has been brought in an inconvenient forum.

7.6                     Assignment

(a)                      The rights created by this deed poll are personal to Nominee, Bidder and each Scheme Shareholder and must not be dealt with at law or in equity without the prior written consent of Nominee and Bidder.

5

(b)                      Any purported dealing in contravention of clause 7.6(a) is invalid.

6

Execution page

Executed as a deed

Signed, sealed and delivered by [insert Nominee’s name] by:

Signature of director	Signature of director/secretary

Name of director (print)	Name of director/secretary (print)

Signed, sealed and delivered by Baytex Energy Corp. by its authorised representatives:

James L. Bowzer – President and Chief Executive Officer	Murray J. Desrosiers – Vice President, General Counsel and Corporate Secretary

7

Attachment D                              - Option consideration

Options
Expiry	Number	Exercise price	Consideration per Option
9/11/2015	150,000	$1.60	$2.50
9/11/2015	150,000	$1.85	$2.25
9/11/2015	150,000	$2.10	$2
9/11/2015	350,000	$1.60	$2.50
9/11/2015	350,000	$1.85	$2.25
9/11/2015	350,000	$2.10	$2
9/11/2015	250,000	$1.60	$2.50
9/11/2015	250,000	$1.85	$2.25
9/11/2015	250,000	$2.10	$2
30/05/2016	250,000	$3.28	$0.82
30/05/2016	250,000	$3.58	$0.52
30/05/2016	250,000	$3.28	$0.82
30/05/2016	250,000	$3.58	$0.52
30/05/2016	250,000	$3.28	$0.82
30/05/2016	250,000	$3.58	$0.52
30/09/2017	350,000	$4.45	$0.39
30/09/2016	350,000	$4.10	$0.32
30/09/2015	300,000	$3.76	$0.34
30/04/2015	250,000	$3.00	$1.10
30/04/2016	250,000	$3.50	$0.60
30/04/2017	250,000	$4.00	$0.42
19/10/2016	250,000	$4.00	$0.35
19/10/2017	250,000	$4.50	$0.40
19/10/2018	250,000	$5.00	$0.45
15/05/2017	100,000	$3.24	$0.86
15/05/2018	100,000	$3.47	$0.69
15/05/2019	100,000	$3.85	$0.72
15/05/2020	100,000	$4.24	$0.76
16/10/2018	250,000	$3.64	$0.69
16/10/2018	250,000	$3.97	$0.62